UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 2, 2022

Virgin Group Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40263	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

65 Bleecker Street, 6th Floor New York, New York	10012
(Address of principal executive offices)	(Zip Code)

+1 (212) 497-9050

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-fifth of one redeemable warrant	VGII.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	VGII	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	VGII.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

As previously disclosed in a Current Report on Form 8-K on December 7, 2021, Virgin Group Acquisition Corp. II (the “Company”) entered into an Agreement and Plan of Merger with Grove Collaborative, Inc., a Delaware public benefit corporation (“Grove”), Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of the Company and Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of the Company, which agreement was amended and restated on March 31, 2022.

This Current Report on Form 8-K is filed for the purpose of filing Grove’s financial and operating results for its first fiscal 2022 quarter and updated financial outlook for the remainder of 2022, 2023 and 2024. A copy of Grove’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Interim Condensed Financial Statements (Unaudited) as of and for the three months ended March 31, 2022 is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Grove also issued a press release relating to its results of operation for the three months ended March 31, 2022, which is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Update on VGAC II Board Process

On May 31, 2022, VGAC II’s Board of Directors (the “VGAC II Board”) held a telephonic meeting at which the VGAC II Board reviewed the financial statements of Grove Collaborative, Inc. (“Grove”) for the three months ended March 31, 2021 and 2022 attached as Exhibit 99.2 to this Form 8-K, as well as Grove’s updated Management’s Discussion and Analysis of Financial Condition and Results of Operations, including Grove’s updated Financial Outlook for the remainder of 2022 and for the full years 2023 and 2024, attached as Exhibit 99.1 to this Form 8-K, each of which was prepared by Grove management. The VGAC II Board discussed with VGAC II’s management and advisors the state of Grove’s business and the updated financial information, including the fundamental soundness of Grove’s business model and the steps that Grove had taken and proposed to take to preserve cash in light of current market conditions. During such discussion, the VGAC II Board also considered the fact that an investment bank with whom VGAC II management had informally consulted regarding the updated financial information but which had not been engaged to advise VGAC II regarding the updated financial information, had informally stated to VGAC II management that it was uncertain whether, if asked, it could render a bringdown fairness opinion as of the date of such meeting regarding the transaction, based on present market conditions and such updated financial information. The VGAC II Board also discussed the status of the business combination transaction and the terms of the related merger agreement, including the provisions of the merger agreement that restricted the VGAC II Board from changing its recommendation that VGAC II’s shareholders vote to approve the business combination with Grove and all related proposals absent the occurrence of a Grove material adverse event (as defined in the merger agreement), which the VGAC II Board did not believe had occurred due to, among other things, the fact that changes in general economic conditions and the failure by Grove to meet its projections are not permitted to be considered in determining whether a material adverse event has occurred. The VGAC II Board also noted that, in connection with the business combination, VGAC II’s public shareholders will have the right to redeem their public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of VGAC II’s initial public offering. At the conclusion of the discussion, the VGAC II Board indicated its support for the disclosure of the updated Grove financial information.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Grove’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2	Interim Condensed Financial Statements (Unaudited) as of and for the three months ended March 31, 2022

99.3	Press Release, dated June 2, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2022	VIRGIN GROUP ACQUISITION CORP. II

	By:	/s/ Harold Brunink
	Name:	Harold Brunink
	Title:	Assistant Secretary

Exhibit 99.1

GROVE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited financial statements as of March 31, 2022 and for the three months ended March 31, 2022 and 2021 and the related notes, included as Exhibit 99.2 to this Current Report on Form 8-K, which is incorporated by reference herein. We also recommend that you read our management’s discussion and analysis and our audited financial statements and the notes thereto, which are included in the proxy statement/consent solicitation statement/prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 16, 2022.

Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from management’s expectations as a result of various factors, including but not limited to those discussed in the sections of the proxy statement/consent solicitation statement/prospectus filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2022 (the “Proxy Statement”) entitled “Risk Factors” and “Special Note Regarding Forward Looking Statements”. Throughout this section, unless the context requires otherwise, references to “Grove”, “we,” “us” and “our” in this section are to the business and operations of Grove prior to the Business Combination (as defined in the Proxy Statement).

OVERVIEW

Grove is a digital-first, sustainability-oriented consumer products innovator. We use our connection with consumers to create and curate authentic, disruptive brands and products. Grove builds natural products that perform as well as or better than many leading CPG brands (both conventional and natural), while being healthier for consumers and the planet.

Grove’s omnichannel distribution strategy enables us to reach consumers where they want to shop. We operate an online direct-to-consumer website and mobile application (“DTC platform”) where we both sell our Grove-owned brands (“Grove Brands”) and partner with other leading natural and mission-based CPG brands, providing consumers the best selection of curated products across many categories and brands. For the three months ended March 31, 2022, we generated approximately 52% of our net revenue from Grove Brands, with 75% of that net revenue from home care products. As we grow our product assortment and distribution in beauty and personal care, we expect the contribution of sales from these categories to increase.

Grove is a public benefit corporation and a Certified B Corporation, meaning we adhere to third party standards for prioritizing social, environmental, and community wellbeing. We have a history of doing well by doing good, which is supported by our flywheel: as we have grown, our product development capabilities and data have improved. That improved innovation grows both topline and expands margins as our innovation tends to be both market expanding and margin accretive. Since inception, Grove has grown rapidly and invested heavily in building out both its Grove ecommerce platform and its Grove Brands, and over this period we have operated at a loss and have an accumulated deficit of ($537.5) million as of March 31, 2022. We anticipate that we will continue to incur losses in the future as we continue to invest in advertising and other strategic initiatives planned for future growth and as a result, we will need additional capital resources to fund our operations. Refer to Liquidity, Capital Resources and Requirements below for more information. We believe that we will continue to grow and to decrease our losses as a percentage of net revenue over time as we work to realize the benefits of this investment in margin expansion and optimization of costs.

Reorganization

In March 2022, due to the ongoing impact of the pandemic, current market headwinds, and the steadfast commitment to building a sustainable business, we implemented a company-wide reorganization which included a reduction in our workforce of approximately 17% of corporate employees to reduce operating expenses and strengthen key strategic areas across the business. In connection with the reorganization, we recorded charges totaling $1.6 million in the three months ended March 31, 2022.

Status of de-SPAC

On December 7, 2021, we entered into an Agreement and Plan of Merger with Virgin Group Acquisition Corp. II, a Cayman Islands exempted company (“VGAC II”), a special purpose acquisition company, Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub I”) and Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub II”), which agreement was amended and restated on March 31, 2022. VGAC II has called for an extraordinary general meeting of its shareholders for purposes of voting on the transactions contemplated by the Merger Agreement and related matters, to be held on June 14, 2022, or at such other time, on such other date and at such other place to which the meeting may be adjourned.

Provided that the shareholders of the Registrant and the stockholders of Grove approve the Business Combination and the closing conditions described in the proxy statement have been satisfied, the Registrant and Grove expect that the Business Combination will be consummated promptly thereafter.

Outlook

Based on our performance to date, the uncertain macro environment, continued cost inflation, and consumer behavior that is reverting to pre-pandemic levels earlier than we anticipated, we have updated our business strategy and outlook with a priority on conservation of cash and a heightened focus on profitability, as opposed to rapid growth.

For the 12-month period ending December 31, 2022, we now expect:

•	Net revenue of $300 to $310 million

•	Adjusted EBITDA margin of (29)% to (32)%

For the 12-month period ending December 31, 2023, we now expect:

•	Net revenue of $300 to $310 million

•	Adjusted EBITDA margin of (13)% to (16)%

For the 12-month period ending December 31, 2024, we now expect:

•	Net revenue of $330 to $360 million

•	Adjusted EBITDA margin of greater than 0%

The foregoing estimates are forward-looking statements, and are subject to assumptions, risks and uncertainties that may cause our actual future results to vary substantially from those contained above. Key assumptions underlying these estimates include, without limitation: (1) that we reduce our investment in growing the direct to consumer business substantially until we achieve operational improvements that will allow us to scale the business profitably, (2) that we are able to achieve significant revenue growth and gross margin improvement in our retail business, (3) allow us to scale that we are able to achieve improvements in our product pricing and (4) that we are successful in our efforts to right-size our operating expenses in light of expected future revenues and gross margin. Factors that could cause our actual future results to vary significantly from those contained above include, among others, macro-economic developments such as inflation and rising interest rates reducing demand and increasing our cost of goods and operating expenses, disruptions to our supply chain, inability to drive brand awareness and market acceptance for our products and failure to realize the expected efficiency gains from our operational reorganization. For more information about these other factors that may adversely affect our future operating results, please refer to “Factors affecting Future Operating Results,” and “Risk Factors”.

Key Factors Affecting Our Operating Performance

We believe that the growth of our business and our future success are dependent on many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to sustain the growth of our business and improve our operations while staying true to our mission, including those discussed below and in the section of the proxy statement/consent solicitation statement/prospectus filed with the SEC on May 16, 2022 entitled “Risk Factors”.

Ability To Grow our Brand Awareness

Our brand is integral to the growth of our business and is essential to our ability to engage with our community. Our performance will depend on our ability to attract new customers and encourage consumer spending across our product portfolio. Despite growth in our brand awareness, as of March 31, 2022, our market research shows that Grove still only has aided brand awareness of approximately 32% among shoppers who have or intend to purchase natural products, which is lower than many Home and Personal Care peers. We believe the core elements of continuing to grow our awareness, and thus increase our penetration, are highlighting our products’ qualities of being natural, sustainable and effective, the efficacy of our marketing efforts and the success of our continued retail rollout. Beyond preserving the integrity of our brand, our performance will depend on our ability to augment our reach and increase the number of consumers aware of Grove and our product portfolio.

Ability to Continue to Innovate in Products and Packaging

Our continued product innovation is integral to our future growth. We have successfully developed and launched over 500 individual products in recent years. The research, development, testing and improvement has been led by the Grove R&D team, which includes experienced chemists and formulators, who work closely with our Sustainability team. These new and innovative products, as well as our focus on environmentally responsible packaging, have been key drivers of our value proposition to date. An important element of our product development strategy is our ability to engage directly with customers through our DTC platform to assess demand and market preferences. To the extent our customers increasingly access our products through retail channels, we will need to innovate our modalities of customer engagement to maintain this important feedback loop. Our continued success in research and development and ability to assess customer needs and develop sustainable and effective products will be central to attracting and retaining consumers in the future and to growing our market penetration and our impact on human and environmental health.

Ability to Expand our Retail Distribution

We have a significant opportunity to expand our distribution in retail channels, both broadening our partner reach and introducing our products across more doors, as well as deepening our retail distribution in terms of the number of individual products. Our success and speed of doing so will impact our financial performance. We will pursue partnerships with a wide variety of retailers, including big-box retailers, online retailers, grocery stores, drugstores and specialty retailers. Our ability to execute this strategy will depend on a number of factors, such as retailers’ satisfaction with the sales and profitability of our products. In the near-term, retail expansion will require partnerships with retailers on launches and we may choose to invest in promotions to drive sales and awareness over time. To the extent we are successful in retail expansion over the next several years, we expect to see potential negative effects on gross margins resulting from the retail cost structure to be approximately offset by savings in fulfillment costs driven by bulk shipping to retailers versus individualized fulfillment to consumers, through our fulfillment centers.

Cost-Efficient Acquisition of New Customers and Retention of Existing Customers on our DTC Platform

Our ability to attract new customers is a key factor for our future growth. To date we have successfully acquired new customers through many online and offline marketing channels. As a result, revenue has increased each year since our launch. In recent periods, changes in the algorithms used for targeting and purchasing online advertising, supply and demand dynamics in the market, and other factors have caused the cost of marketing on these channels to increase consistently. Failure to effectively adapt to changes in online marketing dynamics or otherwise to attract customers on a cost-efficient basis would adversely impact our profitability and operating results. We have several initiatives underway that we believe may lower marketing and customer acquisition cost, but these may not be successful and our inability to drive success in new marketing initiatives would adversely impact our profitability and operating results.

In 2020, new customer acquisition, customer acquisition cost, average order value, promotion rates, and growth in order volume by cohort were favorably impacted to a substantial degree by the onset of the COVID-19 pandemic. This was driven both by the increasing use of DTC platform by customers sheltering in place and by substantially higher demand for many of our product categories, especially personal care and household paper and cleaning products. After several years of annual revenue growth, our revenues in the three months ended March 31, 2022 were approximately 11% lower than in the prior year comparative period, reflecting the challenges that the industry faces as a result of customers buying behaviors reverting to pre-pandemic levels. While we continue to believe that there are long term trends in the zero-waste industry and that we will be able to continue to grow our business in the long run, post-pandemic consumer behavior patterns and macro-economic factors will continue to be a risk to our business and will adversely impact our financial performance.

The future activity level and profitability of our DTC customer base will depend on our ability to continue to offer a compelling value proposition to consumers including strong selection, pricing, customer service, smooth and compelling web and mobile app experience, fast and reliable fulfillment, and curation within natural and sustainable products. Our success is also dependent on our ability to maintain relevance with our consumers on a regular basis through high performing products and a consumer-friendly refill and fulfillment process, and most importantly to provide consumers with products that consistently outperform their expectations. Our ability to execute on these key value-driving areas for consumers, and to remain competitive and compelling in a post- pandemic landscape, are necessary for our future growth. Failure to achieve these things would materially impact our operating results and financial performance.

Ability to Drive Operating Efficiency and Leverage as We Scale

We believe we are in the early stages of realizing a substantial opportunity to transform the consumer products industry into a force for human and environmental good by relentlessly creating and curating planet- first, high-performance brands and products. We have made substantial operating and capital expenditures to build our operations for this opportunity and believe that realization will require sustained levels of investment for the foreseeable future. Funding these capital requirements is the principal purpose for the financing we expect to achieve from this transaction. To achieve profitability over the longer term, we will need to leverage economies of scale in sourcing our products, generating brand awareness, acquiring customers, creating operating leverage over headcount and other overhead, and fulfilling orders. Our retail strategy is designed, in part, to help accelerate achievement of this scale, as we leverage the retail presence of our partners and minimize the fulfillment costs associated with our DTC platform and create new revenue streams for our product development efforts. However, we believe that maintaining our DTC presence will remain a key driver of our product innovation and customer satisfaction strategies and serves the need of an important and growing group of consumers that wants to shop online. If we are unable to achieve sufficient operating leverage in our business, we may need to curtail our expenditures, which would in turn compromise our prospects for growth and or negatively impact our ability to operate profitably.

Impact of COVID-19

The global COVID-19 pandemic has impacted and will continue to impact our operating results, financial condition and cash flows.

We have implemented a number of measures to protect the health and safety of our workforce. These measures include substantial modifications to employee travel, employee work locations, and virtualization or cancellation of in-person meetings, among other modifications. In our fulfillment centers, as well as for the staff employees who work in our offices, we are following the guidance from public health officials and applicable government agencies, including implementation of enhanced cleaning measures, social distancing guidelines and the wearing of masks.

During the height of the COVID-19 outbreak in Q2 and Q3 2020, we perceived a marked increase in the attention and demand for our products, especially personal care and household paper and cleaning products. At the same time, the pandemic caused significant uncertainty in the overall business environment, including risks to business continuity in our fulfillment centers, as well as in inbound freight and inventory supply disruptions. We navigated this situation by significantly reducing our expenses for paid customer acquisition, while investing in the health and safety of our employees.

The inventory supply challenges adversely affected revenue due to an above-average out-of-stock rate. We responded to this and the ongoing challenges in global logistics by temporarily building up an increased level of inventory that can absorb more unpredictability within our inbound freight procurement processes. We continue to work with our existing manufacturing, logistics and other supply chain partners to ensure our ability to service our customers. We recognize that the COVID-19 pandemic may impact the global supply chain in ways that negatively impact our ability to source our products and the cost at which we are able to source products. While we have a number of efforts in place to ensure we maintain strong service levels for our consumers, if we are unable to navigate cost inflation and supply chain disruptions it will have a material impact on our operating results and financial performance.

Overall, we believe that the COVID-19 pandemic has led to an increase in revenue and profitability leading to better operating results in 2020. The positive drivers were the increase in unpaid new customer acquisition, in general a more favorable customer marketing environment with lower advertising cost, a reduced need for promotion, and a higher activity level of our existing customer base. These factors drove up both revenue and profitability and more than offset the operational and inventory challenges which we successfully navigated. As COVID restrictions were lifted and to the extent the pandemic continues to subside, the rate of growth experienced in 2020 did not continue into 2021, and in the three months ended March 31, 2022 we recorded revenues that were approximately 11% lower than the prior year comparative period.

The COVID-19 pandemic may have other adverse effects on our business, operations, and financial results and condition, including, among other things, adverse impacts on labor availability, our fulfillment center operations, supply chain and logistics disruptions, consumer behaviors, and on the overall economy, including recent high inflation levels impacting consumer spending. While most areas of the United States have reduced most or all COVID-19 restrictions, as the pandemic continues and if new outbreaks emerge, there remains uncertainty regarding the magnitude and duration of the economic and social effects of the COVID-19 pandemic, and therefore we cannot predict the full extent of the positive or negative impacts the pandemic will have on our business, operations, and financial results and condition in future periods. In particular, the positive trends on our operating results relating to changes in consumer behaviors relating to the pandemic that we have generally seen in 2020 did not continue into all of 2021, started declining in the later part of 2021, and could continue to decline in future periods.

Even after the COVID-19 pandemic subsides, we may experience materially adverse impacts to our business as a result of its economic impact. For additional discussion of COVID-19-related risks, see “Risk Factors” in the proxy statement/consent solicitation statement/prospectus filed with the SEC on May 16, 2022.

Key Operating and Financial Metrics

In addition to our financial statements, included elsewhere in the Form 8-K, we assess the performance of our overall business based on the following metrics and measures, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

Over the coming years, we expect to grow our omnichannel presence both in core assortment and adjacent categories as well as consumers and channels, which we believe will lead to meaningful growth of our Grove Brands distribution revenue but most importantly mission driven leadership and positive impact on the environment.

We believe that the future of CPG brand building and consumer demand is omnichannel. Our DTC platform remains a core part of our strategy and customer value proposition in addition to providing key data and customer feedback driving our innovation process. We kicked off our expansion into brick and mortar retail in April 2021 with the launch of a curated assortment of Grove Co. products at Target. As we aim to continue our leadership in both omnichannel and sustainability, we will aggressively expand our presence into physical retail over the next few years to reach more consumers no matter where they shop.

Our current operating metrics reflect our core strategic focus on growing our Grove Brands omnichannel presence and revenue, as well as our key DTC platform metrics.

	Three Months Ended March 31,
(in thousands, except DTC Net Revenue Per Order and percentages)	2021	2022
Financial and Operating Data
Grove Brands % Net Revenue	51%	52%
DTC Total Orders	1,786	1,558
DTC Active Customers	1,774	1,653
DTC Net Revenue Per Order	$56	$55

Grove Brands % Net Revenue

We define Grove Brands % Net Revenue as total net revenue across all channels attributable to Grove Brands, including: Grove Co, Honu, Peach, Rooted Beauty, Seedling, Superbloom and Sustain divided by our total net revenue. On our DTC Platform, our total net revenue includes revenue from both Grove Brands and third-party brands that we carry, whereas for our retail sales total net revenues is comprised exclusively of revenue from Grove Brand products. We view Grove Brands % Net Revenue as a key indicator of the success of our product innovation and growth strategy, and customers’ acceptance of our products.

DTC Total Orders

We determine our number of DTC Total Orders by counting the number of customer orders submitted through our website and mobile applications that have been shipped within the period. The metric includes orders that have been refunded, excludes reshipments of customer orders for any reason including damaged and missing products, and excludes retail orders. Refunded orders are included in DTC Total Orders as we believe this provides more meaningful order management performance metrics, including fulfillment cost efficacy and refund rates. Changes in DTC Total Orders in a reporting period capture both the inflow of new customers, as well as changes in order frequency of existing customers. We view the number of Total DTC Orders as a key indicator of trends in our DTC platform, and our future success in this channel will depend in part on our ability to drive growth through new customer acquisition and by increasing existing customer engagement. In the three months ended March 31, 2022, DTC Total Orders declined due to softness in retention as the economy continues to emerge from the COVID-19 pandemic and due to our reduction in advertising spend. We expect this trend to continue at least into 2023. See “—Outlook.”

DTC Active Customers

As of the last day of each reporting period, we determine our number of DTC Active Customers by counting the number of individual customers who submitted orders through our DTC platform, and for whom an order has shipped, at least once during the preceding 364-day period. The change in active customers in a reporting period captures both the inflow of new customers as well as the outflow of customers who have not made a purchase in the last 364 days. We view the number of active customers as one of the key indicators of our growth of our DTC channel. In the three months ended March 31, 2022, DTC Active Customers declined due to continued softness in retention as the economy continues to emerge from the COVID-19 pandemic and due to our reduction in advertising spend.

DTC Net Revenue Per Order

We define DTC Net Revenue Per Order as our DTC Total Net Revenue in a given reporting period, divided by the DTC Total Orders in that period. We view DTC Net Revenue per Order as a key indicator of the profitability of our DTC business. DTC Net Revenue Per Order decreased slightly in the three months ended March 31, 2022 compared to the prior year comparative period.

Adjusted EBITDA and Adjusted EBITDA Margin

We prepare and present our financial statements in accordance with U.S. GAAP (“GAAP”). In addition, we believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. For these reasons, management uses Adjusted EBITDA in evaluating our operating performance and resource allocation and forecasting. As such, we believe Adjusted EBITDA provides investors with additional useful information in evaluating our performance.

We calculate adjusted EBITDA as net loss, adjusted to exclude: (1) stock-based compensation expense; (2) depreciation and amortization; (3) remeasurement of convertible preferred stock warrant liability; (4) interest expense; (5) provision for income taxes and (6) restructuring expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue. Because Adjusted EBITDA excludes these elements that are otherwise included in our GAAP financial results, this measure has limitations when compared to net loss determined in accordance with GAAP. Further, Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. For these reasons, investors should not consider Adjusted EBITDA in isolation from, or as a substitute for, net loss determined in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to adjusted EBITDA, for each of the periods presented. The reconciliation of projected Adjusted EBITDA or Adjusted EBITDA Margin to the closest corresponding GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-GAAP measures, such as the impact of depreciation and amortization of fixed assets, amortization of internal use software, the effects of net interest expense (income), other expense (income), and non-cash stock based compensation expense.

	Three Months Ended March 31,
	2021	2022
Reconciliation of Net Loss to Adjusted EBITDA		(in thousands)
Net loss	$(37,895)	$(47,384)
Stock-based compensation	3,460	4,460
Depreciation and amortization	1,128	1,410
Remeasurement of convertible preferred stock warrant liability	932	(1,886)
Interest expense	963	2,087
Restructuring expenses	—	1,636
Provision for income taxes	12	23

Total Adjusted EBITDA	$(31,400)	$(39,654)

Net loss margin	(37.1)%	(52.4)%
Adjusted EBITDA margin	(30.7)%	(43.8)%

Components of Results of Operations

Revenue, Net

We generate revenue primarily from the sale of both third-party and our Grove Brands products through our DTC platform. Customers purchase products through the website or mobile application through a combination of directly selecting items from the catalog, items that are suggested by our recurring shipment recommendation engine, and featured products that appear in marketing on-site, in emails and on our mobile app. Most customers purchase a combination of products recommended by us based on previous purchases and new products discovered through marketing or catalog browsing. Customers can have orders auto-shipped to them on a specified date or shipped immediately through an option available on the website and mobile application. We also generate revenue from the sale of our Grove Brands products to the retail channel.

We recognize revenue from the sale of our products through our DTC platform net of discounts, sales tax, customer service credits and estimated refunds. Sales tax collected from customers is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

Cost of Goods Sold

Cost of goods sold consists of the product costs of merchandise, inbound freight costs, vendor allowances, costs associated with inventory shrinkage and damages and inventory write-offs and related reserves.

Gross Profit and Gross Margin

Gross profit represents revenue less cost of goods sold. Gross margin is gross profit expressed as a percentage of revenue. We generally record higher gross margins associated with sales of Grove Brands products compared to sales of third-party products. To help induce first-time customers to purchase on our DTC platform, we generally offer higher discounts and free product offerings, and as a result our overall margins can be adversely affected in periods of rapid new customer acquisition. Our gross margin also fluctuates from period to period based on promotional activity, product and channel mix, the timing of promotions and launches, and in-bound transportation rates, among other factors. Our gross profit and gross margin may not be comparable with that of other retailers because we include certain fulfillment related costs in selling, general, and administrative expenses while other retailers may include these expenses in cost of merchandise sold.

Operating Expenses

Our operating expenses consist of advertising, product development, and selling, general and administrative expenses.

Advertising

Advertising expenses are expensed as incurred and consist primarily of our customer acquisition costs associated with online advertising, as well as advertising on television, direct mail campaigns and other media. Costs associated with the production of advertising are expensed when the first advertisement is shown. We expect advertising costs to decrease from the 2021 fiscal year for cash flow and customer acquisition cost management.

Product Development

Product development expenses relate to the product and packaging innovation in our Grove Brands product lines and costs related to the ongoing support and maintenance of the Company’s proprietary technology, including the Company’s DTC platform, as well as amortization of capitalized internally developed software. Product development expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Product development costs also include allocated facilities, equipment, depreciation and overhead costs. We expect product development costs to be consistent from 2021 as a percentage of revenue as we balance our investments in the expansion of our product line, innovative packaging and product improvements with revenue growth.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of compensation and benefit costs for personnel involved in general corporate functions, including stock-based compensation expense, and certain fulfillment costs, as further outlined below. Selling, general and administrative expenses also include the allocated facilities, equipment, depreciation and overhead costs, marketing costs including qualified cost of credits issued through our referral program, costs associated with our customer service operation, costs of environmental offsets. We expect selling, general and administrative expense to decrease in the future as a percentage of net revenue, as we scale our fulfillment costs and our selling and administrative infrastructure, which will offset additional costs associated with operating as a public company.

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment centers, including costs attributable to receiving, inspecting and warehousing inventories, picking, packing and preparing customer orders for shipment (“Fulfillment Labor”), shipping and handling expenses, packing materials costs and payment processing and related transaction costs. These costs are included within selling, general and administrative expenses in the statements of operations. We expect fulfillment costs to increase in the future on a per order basis primarily from shipping rate increases from our carriers.

Interest Expense

Interest expense consists primarily of interest expense associated with our debt financing arrangements.

Other Expense (Income), Net

Other expense (income), net consists primarily of losses or gains on remeasurement of our convertible preferred stock warrant liabilities.

Provision for Income Taxes

We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We recognize the benefits of tax-return positions in the financial statements when they are more likely than not to be sustained by the taxing authority, based on the technical merits at the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. We recognize interest and penalties related to unrecognized tax benefits, if any, as income tax expense.

Results of Operations

The following table sets forth our results of operations for each period presented:

	Three Months Ended March 31,
	2021	2022
	(in thousands)
Revenue, net	$102,220	90,479
Cost of goods sold	50,028	47,742

Gross profit	52,192	42,737

Operating expenses:
Advertising	35,636	32,793
Product development	5,162	6,240
Selling, general and administrative	47,538	50,970

Operating loss	(36,144)	(47,266)

Interest expense	963	2,087
Other expense (income), net	776	(1,992)

Interest and other expense, net	1,739	95

Loss before provision for income taxes	(37,883)	(47,361)
Provision for income taxes	12	23

Net loss	$(37,895)	$(47,384)

The following table sets forth our statements of operations data expressed as a percentage of revenue:

	Three Months Ended March 31,
	2021	2022
	(as a percentage of revenue)
Revenue, net	100%	100%
Cost of goods sold	49	53

Gross profit	51	47

Operating expenses:
Advertising	35	36
Product development	5	7
Selling, general and administrative	47	56

Operating loss	(35)	(52)

Interest expense	1	2
Other expense (income), net	1	(2)

Interest and other expense, net	2	—

Loss before provision for income taxes	(37)	(52)
Provision for income taxes	—	—

Net loss	(37)%	(52)%

Comparisons of the Three Months Ended March 31, 2021 and March 31, 2022

Revenue, Net

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Revenue, net:
Grove Brands	$52,285	$46,796	$(5,489)	(10)%
Third-party products	49,935	43,683	(6,252)	(13)%

Total revenue, net	$102,220	$90,479	$(11,741)	(11)%

Revenue decreased by $11.7 million, or 11%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily driven by a decrease in DTC Total Orders caused by a reduction in DTC Active Customers in the three months ended March 31, 2022 as compared to three months ended March 31, 2021. We believe the decline in 2022 is due to continued softness in retention as the economy continues to emerge from the COVID-19 pandemic and due to our reduction in advertising spend.

Cost of Goods Sold and Gross Profit

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Cost of goods sold	$50,028	$47,742	$(2,286)	(5)%
Gross profit	52,192	42,737	(9,455)	(18)%
Gross margin	51%	47%		(4)%

Cost of goods sold decreased by $2.3 million, or 5%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to an overall decrease in DTC Total Orders. Gross margin in the three months ended March 31, 2022 decreased by 382 basis points compared to the three months ended March 31, 2021 primarily due to higher discounts offered to new and existing customers in the three months ended March 31, 2022 compared to the three months ended March 31, 2021 due to a less favorable environment as the COVID-19 pandemic subsides and an increase in in-bound freight costs.

Operating Expenses

Advertising Expenses

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Advertising	$35,636	$32,793	$(2,843)	(8)%

Adverting expenses decreased by $2.8 million, or 8%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to a reduction in advertising spend in the three months ended March 31, 2022 for cash flow and customer acquisition cost management. Online advertising expenses decreased by $8.8 million as the Company diversified away from paid social media to other forms of media in an effort to attract a broader audience and capture cost efficiencies available in other channels. This was offset by an increase of $2.1 million in costs associated with the production of advertising, $1.3 million increase in television advertising expenses, and $3.2 million in other advertising campaigns, including advertising focused specifically to attract retail consumers for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021.

Product Development Expenses

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Product development	$5,162	$6,240	$1,078	21%

Product development expenses increased by $1.1 million, or 21% for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to a $0.6 million increase in restructuring related expenses as a result of the company-wide reorganization and a $0.3 million increase in amortization of internally developed software.

Selling, General and Administrative Expenses

	Three Months Ended March 31,		Change
	2022	2021	Amount	%
		(in thousands)
Selling, general and administrative	$47,538	$50,970	$3,432	7%

Selling, general and administrative expenses increased by $3.4 million, or 7% for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. Fulfillment costs decreased by $0.9 million, including $0.7 million decrease in shipping and handling expenses offset by a $0.2 million increase in Fulfillment Labor. The decrease in shipping and handling expenses was driven by a decrease in the volume of orders partially offset by an increase in carrier rates. The increase in Fulfillment Labor was due to expanded investments in wages and benefits for fulfillment members. Facilities expenses and other general and administrative expenses, excluding stock-based compensation, increased by $3.2 million, primarily due to increased corporate salaries and benefits, including $1.0 million in restructuring related expenses as a result of the company-wide reorganization. Stock-based compensation related to stock options granted to employees increased by $1.1 million related to stock option modification expenses as a result of the company-wide reorganization.

Interest Expense

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Interest expense	$963	$2,087	$1,124	117%

Interest expense increased by $1.1 million, or 117% for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. See the section titled “Liquidity and Capital Resources — Loan Facilities” below for further details.

Other expense (income), net

	Three Months Ended March 31,		Change
	2021	2022	Amount	%
		(in thousands)
Other expense (income), net	$776	$(1,992)	$(2,768)	*

*	Percentage change not meaningful.

Other expense, net changed by $2.8 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, primarily due to a gain on remeasurement of our convertible preferred stock warrant liability driven by a decrease in the fair value of the underlying securities.

Liquidity, Capital Resources and Requirements

As of March 31, 2022, we had $74.4 million of cash and cash equivalents, an accumulated deficit of approximately $537.5 million, working capital of $47.5 million and incurred negative cash flows from operating activities of $29.5 million for the three months ended March 31, 2022. We anticipate that we will continue to incur losses in the future as we continue to invest in advertising and other strategic incentives planned for future growth and as a result, we will need additional capital resources to fund our operations. These factors raise substantial doubt regarding our ability to continue as a going concern. To date, we have funded our operations principally through convertible preferred stock and contingently redeemable convertible common stock financings and the incurrence of debt. As of March 31, 2022, gross proceeds from convertible preferred stock and contingently redeemable convertible common stock financings total $478.3 million and $27.5 million, respectively, and we have total outstanding indebtedness of $66.8 million.

On March 31, 2022, we entered into an Amended and Restated Agreement and Plan of Merger with Virgin Group Acquisition Corp. II, a Cayman Islands exempted company (“VGAC II”), a special purpose acquisition company, Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub I”) and Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub II”) (amending and restating the Merger Agreement that was originally entered into on December 7, 2021 and any references to the Merger Agreement in this summary shall be interpreted to refer to the Merger Agreement as amended and restated, unless the context otherwise requires) whereby we will merge with and into VGAC II Merger Sub I (the “Initial Merger”), with us surviving the Initial Merger as a wholly owned direct subsidiary of New Grove and, after giving effect to the Initial Merger, continuing as a wholly-owned subsidiary of New Grove (the “Initial Surviving Corporation”), and (ii) immediately following the Initial Merger, and as part of the same overall transaction as the Initial Merger, the Initial Surviving Corporation will merge with and into VGAC II Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with VGAC II Merger Sub II as the surviving company in the Final Merger and, after giving effect to the Final Merger, continuing as a wholly-owned subsidiary of New Grove.

On March 31, 2022, concurrent with the execution of the Merger Agreement, we entered into a subscription agreement (the “Backstop Subscription Agreement”) with VGAC II and Corvina Holdings Limited, an affiliate of VGAC II, (the “Backstop Investor”) pursuant to which the Backstop Investor purchased, and we sold, 2,350,427 shares of our common stock for aggregate proceeds of $27.5 million (“Backstop Tranche 1 Shares”). The Backstop Subscription Agreement provides for an adjustment to the number of Backstop Tranche 1 Shares held by the Backstop Investor immediately prior to the closing of the Business Combination to reflect any differences between the estimate of the Exchange Ratio used for purposes of determining the purchase price per share for the Backstop Tranche 1 Shares and the final Exchange Ratio calculated pursuant to the terms of the Merger Agreement.

Immediately prior to closing of the Mergers, the Backstop Investor has the right to redeem all or a portion of the Backstop Tranche 1 Shares in cash for a purchase price per share equal to (x) the final exchange ratio calculated pursuant to the Merger Agreement multiplied by (y) $10.00, to the extent that aggregate cash in the trust account, after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Mergers, exceeds $22.5 million.

In addition, pursuant to the Backstop Subscription Agreement, the Backstop Investor agreed to purchase on the closing of the Mergers, certain shares of New Grove Class A Common Stock at a purchase price of $10.00 per share (“Backstop Tranche 2 Shares”) for aggregate gross proceeds in an amount equal to (x) $22.5 million minus (y) the amount of aggregate cash in the VGAC II trust account, after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Mergers.

The Backstop Subscription Agreement provides that immediately following the closing of the Mergers, New Grove will issue to the Backstop Investor a number of warrants to purchase New Grove Class A Common Stock (each warrant exercisable to purchase one share of New Grove class A common stock for $0.01) (such warrants the “Backstop Warrants”). The number of Backstop Warrants issued shall be equal up to 2% of the capitalization of New Grove determined on a fully diluted basis, as of immediately following the closing of the Mergers, based in part on the level of redemptions by VGAC II shareholders.

The Backstop Subscription Agreement also provides that New Grove will issue additional shares of New Grove Class A Common Stock to the Backstop Investor if the volume weighted average price of New Grove class A common stock is less than $10.00 during the 10 trading days commencing on the first trading date after New Grove’s first quarterly earnings call for a fiscal quarter that ends following the closing of the Mergers.

In the event that the Merger Agreement is terminated pursuant to Section 9.01 of the Merger Agreement without the proposed transactions having been completed, then (a) we have agreed to issue to the Backstop Investor certain warrants that are exercisable for shares of our common stock, (b) the Backstop Tranche 1 Shares will automatically convert, in certain circumstances, into shares of our preferred stock and (c) we will be subject to certain repurchase obligations with respect to the Backstop Tranche 1 Shares.

We believe that the net proceeds from the Mergers, together with our existing cash and cash equivalents, will enable us to continue to fund our operating expenses, capital expenditure requirements and debt service payments. However, there can be no assurance we will be successful in acquiring additional funding at levels sufficient to fund our future operations and therefore we are unable to raise additional capital in sufficient amounts or on terms acceptable to it, we may have to significantly reduce our operations, or delay, scale back or discontinue operations completely. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, our independent registered public accounting firm included an emphasis of matter paragraph expressing substantial doubt about the Company’s ability to continue as a going concern in its report on our audited financial statements for the year ended December 31, 2021. As of the date of this Current Report on Form 8-K, these factors previously noted continue to raise substantial doubt regarding our ability to continue as a going concern, which, together with our evaluation of the events and conditions and our plans regarding these matters are also described in Note 2 to the interim condensed financial statements..

Contractual Obligations and Other Commitments

Our most significant contractual obligations relate to our loan facilities, purchase commitments on inventory and operating lease obligations on our fulfillment centers and corporate offices. As of March 31, 2022, we had $35.4 million of enforceable and legally binding inventory purchase commitments predominantly due within one year. For information on our contractual obligations for operating leases, please see “Leases” in Note 7 of the Notes to our audited financial statements as of and for the years ended December 31, 2019, 2020 and 2021 included in the proxy statement/consent solicitation statement/prospectus filed with the SEC on May 16, 2022.

Loan Facilities

Silicon Valley Bank Loan Facilities

In December 2016, we entered into a loan and security agreement (the “SVB Loan Facility”) with Silicon Valley Bank (“SVB”). The terms of the SVB Loan Facility, as amended and restated, provided for: (i) a revolving line of credit not to exceed $25.0 million (“Loan Revolver”), (ii) growth capital advance (“Term Loan”) of $3.9 million and (iii) a letter of credit sublimit of $6.0 million. The Term Loan had a maturity date in December 2022 and bore interest at Prime Rate, payable monthly. The Loan Revolver borrowing capacity was limited to 60% of eligible inventory balances.

In April 2021, we entered into an amendment to the SVB Loan Facility. The terms of the amendment provided for the Loan Revolver letter of credit sublimit to increase to $10.0 million and an increased borrowing capacity to 65% of eligible inventory balances. The Loan Revolver borrowing capacity is reduced by outstanding letters of credit and credit available to the Company from certain credit card facilities, which amounted to $3.1 million and $1.5 million, respectively, as of December 31, 2021. The Loan Revolver incurs a facility fee of 0.20% per annum assessed on the daily average undrawn portion of revolving line of credit. The amended Loan Revolver bears an interest rate equal to the greater of prime rate or 3.25% and matures on March 31, 2023. Interests on the Loan Revolver is payable monthly in arrears. In April 2021, all of our outstanding borrowings under the SVB Term Loan were refinanced directly through the SVB and Hercules Loan Facility (see below).

The SVB Loan Facility is collateralized by substantially all of our assets on a first priority basis and contains customary events of default and covenants that restrict our ability to, among other things, incur additional indebtedness, other than permitted indebtedness, enter into mergers or acquisitions, sell or otherwise dispose of assets, pay dividends, or repurchase stock, subject to customary exceptions. The SVB Loan Facility contains a financial covenant which requires us to maintain minimum liquidity of $45.0 million. Minimum liquidity is defined as the sum of the aggregate amount of unrestricted and unencumbered cash deposited with SVB plus amounts available to be drawn under the loan revolver, as adjusted for any outstanding standby letters of credit issued by SVB.

As of March 31, 2022, we were in compliance with all covenants and had $5.9 million outstanding under the Loan Revolver. The effective interest rate is 3.85% on the revolving line of credit.

Silicon Valley Bank and Hercules Loan Facility

In April 2021, we entered into a Mezzanine Loan and Security Agreement (“SVB and Hercules Loan Facility”) with SVB and Hercules Capital, Inc. (“Hercules”). The SVB and Hercules Loan Facility provides for a draw period, which runs from the effective date until March 31, 2022, for advances of up to $60.0 million. In April 2021, we drew $25.0 million, which was used to directly settle the amounts outstanding under the SVB Term Loan and the Triplepoint Loan Facility (see below). In September and December 2021, we drew down the remaining additional borrowings of $25.0 and $10.0 million, respectively, on the SVB and Hercules Loan Facility. The SVB and Hercules Loan Facility bears interest at the greater of 8.75% or prime plus 5.5%, payable monthly. The principal repayment period commences on November 1, 2022 and continues for 30 monthly installments with an additional final payment equal to 6.75% of the aggregate term loan advances. SVB and Hercules have committed to fund 51.0% and 49.0%, respectively, of all draws made under the SVB and Hercules Loan Facility.

The SVB and Hercules Loan Facility is collateralized on a second priority basis, subordinate to the SVB Loan Facility, by substantially all of our assets and contains restrictive covenants that are substantially similar to the SVB Loan Facility. The SVB and Hercules Loan Facility does not include any financial covenants, but does contain a subjective acceleration clause in the event that lenders determine that a material adverse change has or will occur within the business, operations, or financial condition of the Company or a material impairment of the prospect of repaying any portion of this financial obligation. In accordance with the loan agreement, we have provided SVB and Hercules with periodic financial statements and projections to facilitate their ongoing assessment company performance. We believe the likelihood that SVB and Hercules would exercise the subjective acceleration clause is remote, and as a result the SVB and Hercules Loan Facility is classified as Debt, noncurrent on the balance sheet as of December 31, 2021.

As of March 31, 2022, we owe an aggregate of $60.0 million outstanding under the SVB and Hercules Loan Facility with effective interest rates ranging from 11.39% to 14.44%. As of March 31, 2022, we were in compliance with all covenants under the SVB and Hercules Loan Facility.

Atel Loan Facility

In July 2018, we entered into an equipment financing arrangement (the “Atel Loan Facility”) with Atel Ventures, Inc. (“Atel”) to fund purchases of machinery and warehouse equipment that are held as collateral under the Atel Loan Facility.

As of March 31, 2022, we had an aggregate of $1.5 million outstanding borrowing under the Atel Loan Facility through two separate loan draws that will be fully repaid in April 2023, and May 2023, respectively. As of March 31, 2022, we were in compliance with all of our covenants under the Atel Loan Facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Three Months Ended March 31,
	2021	2022
	(in thousands)
Net cash used in operating activities	$(27,952)	$(29,503)
Net cash used in investing activities	(1,262)	(1,352)
Net cash provided by (used in) financing activities	(840)	26,907

Net decrease in cash and cash equivalents	$(30,054)	$(3,948)

Operating Activities

Net cash used in operating activities increased by $1.6 million for the three months ended March 31, 2022 compared to March 31, 2021, primarily attributable to an increase in net loss of $9.5 million. The increase in net loss was primarily driven by a decrease in net revenue resulting from decreased DTC Total Orders and DTC Active Customers. This was largely offset by a cash inflow related to changes in operating assets and liabilities of $8.9 million, from decreases in inventory and increases in accounts payable and accrued expenses due to timing of invoices from and payments to our vendors and suppliers.

Investing Activities

Net cash used in investing activities of $1.3 million for the three months ended March 31, 2021 and 2022 was due to purchases of property and equipment.

Financing Activities

Net cash provided by financing activities of $26.9 million for the three months ended March 31, 2022 primarily consisted of proceeds from issuance of contingently redeemable convertible common stock of $27.5 million partially offset by $0.5 million payment of deferred offering issuance costs.

Net cash used in financing activities of $0.8 million for the three months ended March 31, 2021 primarily consisted of repayment of debt of $0.7 million.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements and related disclosures requires us to make estimates, assumptions and judgments that can have a significant impact on the amounts reported in those financial statements and accompanying notes. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our significant accounting policies are described in Note 2 to our audited financial statements as of and for the years ended December 31, 2019, 2020 and 2021 included in the proxy statement/consent solicitation statement/prospectus filed with the SEC on May 16, 2022.

Inventories

Inventory is recorded at the lower of weighted average cost and net realizable value. The cost of inventory consists of merchandise costs and in-bound freight, net of any vendor allowances. Inventory valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. We record inventory reserves based on the excess of the carrying value or average cost over the amount we expect to realize from the ultimate sale of the inventory.

Convertible Preferred Stock Warrant Liability

We classify warrants to purchase shares of our convertible preferred stock that are contingently redeemable as liabilities. Such warrants are measured and recognized at fair value and are subject to remeasurement at each balance sheet date.

As of March 31, 2022, the fair value of the convertible preferred stock warrant liability is measured using the Black-Scholes option-pricing model. Inputs to that model include the warrants’ expected remaining term, the risk-free interest rate, expected volatility based on representative peer companies, and the estimated fair value of the underlying securities. Generally, increases and decreases in the fair value of the underlying securities and the expected term would result in directionally similar impacts to the fair value measurement. At the end of each reporting period, we recognize changes in fair value within other expense (income), net in our statements of operations. We will continue to adjust the convertible preferred stock warrant liability for changes in the fair value until the earlier of the exercise or expiration of the warrants or in the event that all of the Company’s preferred stock are converted into common stock, at which time all such warrants will be converted into warrants to purchase shares of common stock and the liability will be reclassified to additional paid-in capital.

Stock-Based Compensation

We recognize the cost of share-based awards granted to employees and non-employees based on the estimated grant-date fair value of the awards.

For stock option awards with service only vesting conditions, we recognize expense on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We estimate the grant-date fair value of the stock option awards with service only vesting conditions using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, our stock-based compensation could be materially different. Significant inputs and assumptions include:

Fair value of Common Stock – As our common stock is not currently publicly traded, the fair value of our underlying common stock was determined by our board of directors based upon a number of objective and subjective factors, as described in the section titled “—Common Stock Valuation” below.

Expected Term – Our expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term).

Expected Volatility – Because we are privately held and there is no active trading market for our common stock, the expected volatility was estimated based on the average volatility for publicly traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants.

Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend – We have never paid dividends on our common stock and has no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

For restricted stock unit (“RSU”) awards with performance vesting conditions, we evaluate the probability of achieving the performance vesting condition at each reporting date. We begin to recognize expense for RSUs with performance vesting conditions using an accelerated attribution method when it is deemed probable that the performance condition will be met. The fair value of RSU awards is determined using the price of our common stock on the grant date, as determined by our board of directors.

For awards with both market and service vesting conditions, we recognize expense over the derived service period using an accelerated attribution method. The fair value of stock option awards with both market and performance conditions is estimated using multifactor Monte Carlo simulations. The Monte Carlo simulation model incorporates the probability of satisfying a market condition and utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment, including our stock price, contractual terms, maturity and risk-free interest rates, as well as volatility.

Common Stock Valuation

Given the absence of a public market of our common stock, and in accordance with the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, our board of directors exercises significant judgment and considers numerous factors to determine the best estimate of fair value of our common stock, including the following:

•	independent third-party valuations of our common stock;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to our common stock;

•	our operating results, financial position and capital resources;

•	our stage of development and current business conditions and projections, including the introduction of new products;

•	the lack of marketability of our common stock;

•	the hiring of key personnel and the experience of our management;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions;

•	and the nature and history of our business;

•	industry trends and competitive environment;

•	trends in consumer spending, including consumer confidence; and

•	the overall economic, regulatory and capital market conditions.

For common stock valuations performed prior to March 31, 2022, we performed valuations of our common stock that took into account the factors described above. We primarily used a combination of the market and income approach to determine the equity value of our business. The income approach estimates equity value based on the expectation of future cash flows that a company will generate. These future cash flows, and an assumed terminal value, are discounted to their present values using a discount rate based on a weighted-average cost of capital that reflects the risks inherent in the cash flows. The market approach estimates equity value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial forecasts to estimate the value of the subject company. The resulting common stock value is then discounted by a non-marketability factor. Public company trading revenue multiple comparisons provide a quantitative analysis that our board of directors’ reviews in addition to the qualitative factors described above in order to determine the fair value of our common stock.

Application of these approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.

For the common stock valuation performed as of March 31, 2022, we used the Backstop Subscription Agreement as an initial indication of value of our common stock, as this was an arms-length length transaction with a sophisticated investor. Our common share value was modified and iterated so that the aggregate value of each component of the transactions contemplated by the Backstop Subscription Agreement summed to the total consideration paid by the investor. When determining the value of each component, we assumed maximum redemptions of common stock prior to the Mergers, based on redemption rates of companies that have recently become a public company through a SPAC transaction (i.e. Inspirato Incorporated and Sonder Holdings Inc.). We also assumed 100% probability that the Mergers would occur because, in connection with the execution with the Backstop Subscription Agreement, we waived the condition to the consummation of the Mergers requiring that the the aggregate cash proceeds from VGAC II’s trust account, together with the proceeds from the issuance and sale of an aggregate of 8,707,500 shares of New Grove Class A Common Stock at a price of $10.00 from certain investors, equal no less than $175,000,000 (after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Business Combination).

For valuations after the completion of this offering, our board of directors will determine the fair value of each share of underlying common stock based on the closing price of our common stock as reported on the date of grant. Future expense amounts for any particular period could be affected by changes in our assumptions or market conditions.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates.

Interest Rate Risk

We had cash and cash equivalents of $74.4 million as of March 31, 2022, which consisted of bank accounts and money market funds. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates.

Interest rates under our Loan Revolver with Silicon Valley Bank and our loan facilities with Silicon Valley Bank and Hercules are tied to the prime rate with a floor of 3.25% and 8.75%, respectively and therefore carry interest rate risk. As of March 31, 2022, we have $5.9 million principal outstanding under the Loan Revolver with Silicon Valley Bank, at an interest rate of 3.25%, and an aggregate of $60.0 million principal outstanding under our loan facilities with Silicon Valley Bank and Hercules, at an interest rate of 8.75%. Fluctuations in interest rates have not been significant to date. A hypothetical 10% change in interest rates would not result in a material impact on our financial statements.

Inflation Risk

We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, product innovation, and sales velocity. Our inability or failure to do so could harm our business, results of operations and financial condition.

Emerging Growth Company Status

Each of VGAC II and Grove is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The JOBS Act permits companies with emerging growth company status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. Following the closing of the Business Combination, New Grove expects to use this extended transition period to enable it to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date New Grove (1) is no longer an emerging growth company or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

Exhibit 99.2

Grove Collaborative, Inc.

Condensed Balance Sheets

(In thousands, except share and per share amounts)

	December 31,	March 31,
	2021	2022
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$78,376	$74,428
Inventory, net	54,453	50,559
Prepaid expenses and other current assets	8,104	11,264

Total current assets	140,933	136,251
Property and equipment, net	15,932	16,095
Operating lease right-of-use assets	21,214	20,471
Other long-term assets	4,394	5,550

Total assets	$182,473	$178,367

Liabilities, Convertible Preferred Stock, Contingently Redeemable Convertible Common Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$21,346	$31,822
Accrued expenses	20,651	24,208
Deferred revenue	11,267	11,426
Operating lease liabilities, current	3,550	3,724
Other current liabilities	1,650	894
Debt, current	10,750	16,720

Total current liabilities	69,214	88,794
Debt, noncurrent	56,183	50,034
Operating lease liabilities, noncurrent	20,029	19,090
Other long-term liabilities	5,408	3,924

Total liabilities	150,834	161,842

Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value – 98,234,236 shares authorized at December 31, 2021 and March 31, 2022; 97,611,343 shares issued and outstanding at December 31, 2021 and March 31, 2022	487,918	487,918
Contingently redeemable convertible common stock – no and 2,350,427 shares issued and outstanding at December 31, 2021 and March 31, 2022, respectively	—	27,473

Stockholders’ deficit:
Common stock, $0.0001 par value – 165,000,000 shares authorized at December 31, 2021 and March 31, 2022; 7,965,857 and 8,039,777 shares issued and outstanding at December 31, 2021, and March 31, 2022, respectively	1	1
Additional paid-in capital	33,863	38,660
Accumulated deficit	(490,143)	(537,527)

Total stockholders’ deficit	(456,279)	(498,866)

Total liabilities, convertible preferred stock, contingently redeemable convertible common stock and stockholders’ deficit	$182,473	$178,367

The accompanying notes are an integral part of these condensed financial statements.

Grove Collaborative, Inc.

Condensed Statements of Operations

(Unaudited)

(In thousands, except share and per share amounts)

	Three Months Ended March 31,
	2021	2022
Revenue, net	$102,220	$90,479
Cost of goods sold	50,028	47,742

Gross profit	52,192	42,737

Operating expenses:
Advertising	35,636	32,793
Product development	5,162	6,240
Selling, general and administrative	47,538	50,970

Operating loss	(36,144)	(47,266)
Interest expense	963	2,087
Other expense (income), net	776	(1,992)

Interest and other expense, net	1,739	95

Loss before provision for income taxes	(37,883)	(47,361)
Provision for income taxes	12	23

Net loss	$(37,895)	$(47,384)

Net loss per share attributable to common stockholders, basic and diluted	$(5.72)	$(5.94)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	6,621,414	7,981,994

The accompanying notes are an integral part of these condensed financial statements.

Grove Collaborative, Inc.

Condensed Statements of Convertible Preferred Stock, Contingently Redeemable Convertible Common Stock and Stockholders’ Deficit

(In thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2020	97,611	$487,918	7,200	$1	$14,605	$(354,247)	$(339,641)
Issuance of common stock upon exercise of stock options	—	—	260	—	290	—	290
Vesting of early exercise of options	—	—	—	—	1,024	—	1,024
Repurchase of early exercised options	—	—	(131)	—	—	—	—
Stock-based compensation	—	—	—	—	3,483	—	3,483
Net loss	—	—	—	—	—	(37,895)	(37,895)

Balance at March 31, 2021 (Unaudited)	97,611	$487,918	7,329	$1	$19,402	$(392,142)	$(372,739)

	Convertible Preferred Stock		Contingently Redeemable Convertible Common Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	97,611	$487,918	—	$—	7,966	$1	$33,863	$(490,143)	$(456,279)
Issuance of common stock upon exercise of stock options	—	—	—	—	74	—	171	—	171
Issuance of contingently redeemable convertible common stock, net of issuance costs of $27	—	—	2,350	27,473	—	—	—	—	—
Vesting of early exercise of options	—	—	—	—	—	—	125	—	125
Stock-based compensation	—	—	—	—	—	—	4,501	—	4,501
Net loss	—	—	—	—	—	—	—	(47,384)	(47,384)

Balance at March 31, 2022 (Unaudited)	97,611	$487,918	2,350	$27,473	8,040	$1	$38,660	$(537,527)	$(498,866)

The accompanying notes are an integral part of these condensed financial statements.

Grove Collaborative, Inc.

Condensed Statements of Cash Flows

(Unaudited)

(In thousands)

	Three Months Ended March 31,
	2021	2022
Cash Flows from Operating Activities
Net loss	$(37,895)	$(47,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Remeasurement of convertible preferred stock warrant liability	932	(1,886)
Stock-based compensation	3,460	4,460
Depreciation and amortization	1,128	1,410
Non-cash interest expense	97	195
Inventory reserve	383	856
Other non-cash expenses	—	8
Changes in operating assets and liabilities:
Inventory	(8,996)	3,038
Prepaids and other assets	(2,889)	(3,312)
Accounts payable	7,181	10,287
Accrued expenses	6,024	2,917
Deferred revenue	2,442	159
Operating lease right-of-use assets and liabilities	26	(22)
Other liabilities	155	(229)

Net cash used in operating activities	(27,952)	(29,503)

Cash Flows from Investing Activities
Purchase of property and equipment	(1,262)	(1,352)

Net cash used in investing activities	(1,262)	(1,352)

Cash Flows from Financing Activities
Proceeds from issuance of contingently redeemable convertible common stock	—	27,500
Payment of deferred offering and convertible preferred stock issuance costs	(151)	(489)
Repayment of debt	(682)	(275)
Proceeds from exercise of stock options	290	171
Repurchase of common stock	(297)	—

Net cash provided (used in) by financing activities	(840)	26,907

Net decrease in cash and cash equivalents	(30,054)	(3,948)
Cash and cash equivalents at beginning of period	176,523	78,376

Cash and cash equivalents at end of period	$146,469	$74,428

Supplemental Disclosure
Cash paid for taxes	$—	$21
Cash paid for interest	673	1,461

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Purchases of property and equipment included in accounts payable and accrued liabilities	$50	$286
Deferred offering, convertible preferred stock and contingently redeemable convertible common stock issuance costs included in accounts payable and accrued liabilities	334	2,582
Vesting of early exercised stock options	1,024	125

The accompanying notes are an integral part of these condensed financial statements.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements

(Unaudited)

1.	Description of Business

Grove Collaborative, Inc. (the “Company” or “Grove”), which was incorporated in Delaware and converted to a Delaware public benefit corporation in March 2021, is a digital-first, sustainability-oriented consumer products innovator specializing in the development and sale of household, personal care, beauty and other consumer products with an environmental focus. In the United States, the Company sells its products through two channels: a direct-to-consumer (“DTC”) platform at www.grove.co and the Company’s mobile applications, where the Company sells products from Grove-owned brands (“Grove Brands”) and third-parties, and the retail channel into which the Company sell products from Grove-owned brands at wholesale. The Company develops and sells natural products that are free from the harmful chemicals identified in the Company’s “anti-ingredient” list and designs form factors and product packaging that reduces plastic waste and improves the environmental impact of the categories in which the Company operates. The Company also purchases environmental offsets that have made it the first plastic neutral retailer in the world, and we plan to become 100% plastic-free by 2025.

On March 31, 2022, the Company entered into an Amended and Restated Agreement and Plan of Merger with VGAC II, Treehouse Merger Sub, Inc., a Delaware corporation and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub I”) and Treehouse Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of VGAC II (“VGAC II Merger Sub II”) (amending and restating the Merger Agreement that was originally entered into on December 7, 2021) whereby the Company will merge with and into VGAC II Merger Sub I (the “Initial Merger”), with the Company surviving the Initial Merger as a wholly owned direct subsidiary of New Grove and, after giving effect to the Initial Merger, continuing as a wholly-owned subsidiary of New Grove (the “Initial Surviving Corporation”), and (ii) immediately following the Initial Merger, and as part of the same overall transaction as the Initial Merger, the Initial Surviving Corporation will merge with and into VGAC II Merger Sub II (the “Final Merger” and, together with the Initial Merger, the “Mergers”), with VGAC II Merger Sub II as the surviving company in the Final Merger and, after giving effect to the Final Merger, continuing as a wholly-owned subsidiary of New Grove.

On March 31, 2022, concurrent with the execution of the Amended and Restated Merger Agreement, the Company entered into a subscription agreement (the “Backstop Subscription Agreement”) with VGAC II and Corvina Holdings Limited (the “Backstop Investor”), an affiliate of VGAC II, and sold 2,350,427 shares of common stock for aggregate proceeds of $27.5 million to the Backstop Investor (the “Backstop Tranche 1 Shares”) (See Note 8, Backstop Funding Agreement and Contingently Redeemable Convertible Common Stock).

2.	Summary of Significant Accounting Policies

Basis of Presentation and Liquidity

The unaudited interim condensed financial statements (“condensed financial statements”) have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and the requirements for interim reporting. As permitted under those rules, certain footnotes or other financial information that are normally required by GAAP can be condensed or omitted. These condensed financial statements have been prepared on the same basis as the audited financial statements and in the opinion of management, reflect all adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of the Company’s financial information. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2021.

The accompanying condensed financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and liabilities and commitments in the normal course of business. Since its inception through March 31, 2022, the Company has funded its operations principally through convertible preferred stock and contingently redeemable convertible common stock financings with gross proceeds totaling $478.3 million and $27.5 million, respectively. The Company has historically incurred losses and negative cash flows from operations. As of March 31, 2022, the Company had an accumulated deficit of $537.5 million and cash and cash equivalents of $74.4 million. During the three months ended March 31, 2022, the Company incurred a net loss of $47.4 million and had negative cash flows from operating activities of $29.5 million. Although the

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Company raised $27.5 million pursuant to the Backstop Subscription Agreement on March 31, 2022, based on the Company’s current operating plan, including investment in advertising and other strategic incentives planned for future growth, the Company has projected continued operating losses and negative cash flows from operations that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that these financial statements are issued.

To achieve profitability over the longer term, the Company will need to leverage economies of scale in sourcing their products, generating brand awareness, acquiring customers, creating operating leverage over headcount and other overhead, and fulfilling orders. Failure to secure additional funding may require the Company to modify, delay, or abandon some of its planned future expansions, or to otherwise enact operating cost reductions available to management, which could have a material adverse effect on the Company’s business, operating results, financial condition, and ability to achieve its intended business objectives.

The Company’s plan is to seek additional funding through the completion of the Mergers with VGAC II Merger Sub I and VGAC II Merger Sub II, per the terms of a definitive merger agreement entered into on March 31, 2022. At this time, the Company is focused on completing the Mergers with VGAC II Merger Sub I and VGAC II Merger Sub II, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission and other customary closing conditions and is limited in its efforts to raise additional capital from secondary sources. If the Company is unable to complete the Mergers with VGAC II Merger Sub I and VGAC II Merger Sub II, the Company would have to pursue a secondary course of action to seek additional capital through other debt and equity financings.

There can be no assurances that the Company will be able complete the Mergers or that in the event that the Mergers does not take place, that the Company will be able to secure alternate forms of financing at terms that are acceptable to management if at all. In that event, the Company might be forced to limit many of its business plans.

Based on the factors described above, and after considering management’s plans, there is still substantial doubt about the Company’s ability to continue as a going concern within one year from the date that these financial statements are issued.

Comprehensive Loss

Comprehensive loss represents all changes in stockholders’ deficit. The Company’s net loss was equal to its comprehensive loss for all periods presented.

Significant Accounting Policies

There have been no significant changes in the Company’s significant accounting policies from those that were disclosed in Note 2, Summary of Significant Accounting Policies, included in the Company’s audited financial statements and the notes thereto for the year ended December 31, 2021.

Use of Estimates

The preparation of condensed financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates made by management include the determination of reserves amounts for the Company’s inventories on hand, useful life of intangible assets, sales returns and allowances and certain assumptions used in the valuation of equity awards, including the estimated fair value of convertible preferred stock and convertible preferred stock warrants, the estimated fair value of common stock warrants and stock-based compensation expense. Actual results could differ from those estimates, and such estimates could be material to the Company’s financial position and the results of operations.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The novel coronavirus (“COVID-19”) pandemic has created significant global economic uncertainty and resulted in the slowdown of economic activity. As of the date of issuance of these condensed financial statements, the extent to which COVID-19 may impact the future financial condition or results of operations is still uncertain. The Company is not aware of any specific event or circumstance that would require revisions to estimates, updates to judgments, or adjustments to the carrying value of assets or liabilities. These estimates may change, as new events occur and additional information is obtained, and will be recognized in the financial statements as soon as they become known. Actual results could differ from those estimates and any such differences may be material to the condensed financial statements.

Concentration of Risks

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintains the majority of its cash and cash equivalents in accounts with one financial institution within the United States, generally in the form of demand accounts. Deposits in this institution may exceed federally insured limits. Management believes minimal credit risk exists with respect to these financial institutions and the Company has not experienced any losses on such amounts.

The Company depends on a limited number of vendors to supply products sold by the Company. For the three months ended March 31, 2021 and 2022, the Company’s top five suppliers combined represented approximately 50% of the Company’s total inventory purchases.

Revenue Recognition

The Company primarily generates revenue from the sale of both third-party and Grove Brands products through its DTC platform. Customers purchase products through the website or mobile application through a combination of directly selecting items from the catalog, items that are suggested by the Company’s recurring shipment recommendation engine, and features that appear in marketing on-site, in emails and on the Company’s mobile application. Most customers purchase a combination of products recommended by the Company based on previous purchases and new products discovered through marketing or catalog browsing. Customers can have orders auto-shipped to them on a specified date or shipped immediately through an option available on the website and mobile application. In order to reduce the environmental impact of each shipment, the Company has a minimum total sales order value threshold policy which is required to be met before the order qualifies for shipment. Payment is collected upon finalizing the order. The products are subsequently packaged and shipped to fill the order. Customers can customize future purchases by selecting products they want to receive on a specified cadence or by selecting products for immediate shipment.

The Company also offers a VIP membership to its customers for an annual fee which includes the rights to free shipping, free gifts and early access to exclusive sales, all of which are available at the customers’ option, should they elect to make future purchases of the Company’s products within their annual VIP membership benefit period. Many customers receive a free 60-day VIP membership for trial purposes, typically upon their first qualifying order. After the expiration of this free trial VIP membership period, customers will be charged their annual VIP membership fee, which automatically renews annually, until cancelled. The customer is alerted before any VIP membership renews.

In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when the customer obtains control of promised goods, in an amount that reflects the consideration that it expects to receive in exchange for those goods. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration, if any, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods it transfers to a customer.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

A contract with a customer exists when the customer submits an order online for the Company’s products. Under this arrangement, there is one performance obligation which is the obligation for the Company to fulfill the order. Product revenue is recognized when control of the goods is transferred to the customer, which occurs upon the Company’s delivery to a third-party carrier.

The VIP membership provides customers with a suite of benefits that are only accessible to them at their option, upon making a future qualifying order of the Company’s products. The VIP membership includes free shipping, a select number of free products and early access to exclusive sales. Under ASC 606, sales arrangements that include rights to additional goods or services that are exercisable at a customer’s discretion are generally considered options; therefore, the Company must assess whether these options provide a material right to the customer and if so, they are considered a performance obligation. The Company concluded that its VIP membership benefits include two material rights, one related to the future discount (i.e., free shipping) on the price of the customer’s qualifying order(s) over the membership period and the second one relating to a certain number of free products provided at pre-set intervals within the VIP membership benefit period, that will only ship with a customer’s next qualifying order (i.e., bundled).

At inception of the VIP membership benefit period, the Company allocates the VIP membership fee to each of the two material rights using a relative standalone selling price basis. Generally, standalone selling prices are determined based on the observable price of the good or service when sold separately to non-VIP customers and the estimated number of shipments and free products per benefit period. The Company also considers the likelihood of redemption when determining the standalone selling price for free products and then recognize these allocated amounts upon the shipment of a qualifying customer order. To date, customers buying patterns closely approximate a ratable revenue attribution method over the customers VIP Membership period.

The Company deducts discounts, sales tax, customer service credits and estimated refunds to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. The Company has made the policy election to account for shipping and handling as activities to fulfill the promise to transfer the good. Shipping, handling and packaging expenses are recognized upon shipment and classified within selling, general and administrative expenses. Discounts are recorded as a reduction to revenue when revenue is recognized. The Company records a refund reserve based on historical refund patterns. As of December 31, 2021 and March 31, 2022 the refund reserve, which is included in accrued liabilities in the Condensed Balance Sheets, was $0.1 million.

Disaggregation of Revenue

The following table sets forth revenue by product type (in thousands):

	Three Months Ended March 31,
	2021	2022
Revenue, net:
Grove Brands	$52,285	$46,796
Third-party products	49,935	43,683

Total revenue, net	$102,220	$90,479

Contractual Liabilities

The Company has three types of contractual liabilities from transactions with customers: (i) cash collections for products which have not yet shipped, which are included in deferred revenue and are recognized as revenue upon the Company’s delivery to a third-party carrier, (ii) cash collections of VIP membership fees, which are included in deferred revenue and (iii) customer service credits, which are included in other current liabilities and are recognized as a reduction in revenue when provided to the customer. Contractual liabilities included in deferred revenue and other current liabilities were $11.3 million and $0.3 million, respectively, as of December 31, 2021 and $11.4 million and $0.4 million, respectively, as of March 31, 2022. The contractual liabilities included in deferred revenue are generally recognized as revenue within twelve months from the end of each reporting period. Revenue recognized during the three months ended March 31, 2022 that was previously included in deferred revenue and other current liabilities as of December 31, 2021 was $6.0 million and $0.2 million, respectively.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Customer Referral Credits

The Company has a customer referral program under which credits are issued for future purchases to customers when the referral results in the generation of a new customer order. The Company records a liability at the time of issuing the credit and reduce the liability upon application of the credit to a customer’s purchase. The liability for customer referral credits was $0.1 million as of December 31, 2021 and March 31, 2022 and is included within other current liabilities in the Condensed Balance Sheets.

Fulfillment Costs

Fulfillment costs represent those costs incurred in operating and staffing the Company’s fulfillment centers, including costs attributable to receiving, inspecting and warehousing inventories, picking, packaging, and preparing customer orders for shipment (“Fulfillment Labor”), shipping and handling expenses, packaging materials costs and payment processing and related transaction costs. These costs are included within selling, general and administrative expenses in the statements of operations. For the three months ended March 31, 2021 and 2022, the Company recorded fulfillment costs of $25.4 million and $24.4 million, respectively, which included $15.1 million and $14.3 million in shipping and handling expenses, respectively, and $6.3 million and $6.6 million in Fulfillment Labor, respectively. The Company’s gross profit may not be comparable to other retailers or distributors.

3.	Fair Value Measurements and Fair Value of Financial Instruments

The Company measures certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are:

Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

Financial instruments consist of cash equivalents, accounts payable, accrued liabilities, debt and convertible preferred stock warrant liability. Cash equivalents and convertible preferred stock warrant liability are stated at fair value on a recurring basis. Accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short period time to the expected receipt or payment. The carrying amount of the Company’s outstanding debt approximates the fair value as the debt bears interest at a rate that approximates prevailing market rate.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The following table sets forth the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2021 and March 31, 2022 by level within the fair value hierarchy (in thousands):

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash equivalents:
Money market funds	$77,771	$—	$—	$77,771

Total	$77,771	$—	$—	$77,771

Financial Liabilities:
Convertible preferred stock warrant liability	$—	$—	$4,787	$4,787

Total	$—	$—	$4,787	$4,787

	March 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash equivalents:
Money market funds	$42,728	$—	$—	$42,728

Total	$42,728	$—	$—	$42,728

Financial Liabilities:
Convertible preferred stock warrant liability	$—	$—	$2,901	$2,901

Total	$—	$—	$2,901	$2,901

There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 during the periods presented.

Convertible Preferred Stock Warrant Liability

The fair value of the preferred stock warrant liability is determined using the Black-Scholes option pricing model, which involve inherent uncertainties and the application of management’s judgment. The following table provides a summary of changes in the estimated fair value of the Company’s Level 3 financial liabilities (in thousands):

Balance at December 31, 2021	$4,787
Change in fair value	(1,886)

Balance at March 31, 2022	$2,901

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The Company recorded a loss on remeasurement of preferred stock warrant liability of $0.9 million for the three months ended March 31, 2021 and a gain on remeasurement of preferred stock warrant liability of $1.9 million for the three months ended March 31, 2022.

The following are the assumptions used in the Black-Scholes option pricing model to determine the fair value of the convertible preferred stock warrants for the dates indicated:

	December 31, 2021
	Series A Convertible Preferred Stock Warrants	Series B Convertible Preferred Stock Warrants	Series C Convertible Preferred Stock Warrants	Series D Convertible Preferred Stock Warrants
Expected term (in years)	3.72	4.11	4.59	3.38
Fair value of underlying shares	10.00	10.08	10.23	11.11
Volatility	65.07%	64.90%	64.83%	65.29%
Risk-free interest rate	1.01%	1.04%	1.09%	0.96%
Dividend yield	—	—	—	—

	March 31, 2022
	Series A Convertible Preferred Stock Warrants	Series B Convertible Preferred Stock Warrants	Series C Convertible Preferred Stock Warrants	Series D Convertible Preferred Stock Warrants
Expected term (in years)	4.67	5.28	6.00	4.14
Fair value of underlying shares	6.59	6.59	6.59	6.59
Volatility	68.14%	67.75%	67.43%	68.75%
Risk-free interest rate	2.42%	2.42%	2.41%	2.43%
Dividend yield	—	—	—	—

4.	Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	March 31,
	2021	2022
Inventory purchases	$4,659	$4,258
Compensation and benefits	2,072	3,759
Advertising costs	2,363	2,927
Fulfillment costs	1,120	1,900
Sales taxes	1,812	1,762
Other accrued expenses	8,625	9,602

Total accrued expenses	$20,651	$24,208

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

5.	Debt and Convertible Preferred Stock and Common Stock Warrants

The Company’s outstanding debt, net of debt discounts, consisted of the following (in thousands):

	December 31,	March 31,
	2021	2022
Silicon Valley Bank Loan Revolver	$5,947	$5,947
Silicon Valley Bank and Hercules Mezzanine Term Loan	59,237	59,331
Atel Loan Facility Draw 3	1,489	1,255
Atel Loan Facility Draw 4	260	221

Total debt	66,933	66,754
Less: debt, current	(10,750)	(16,720)

Total debt, noncurrent	$56,183	$50,034

Silicon Valley Bank Loan Facility

In December 2016, the Company entered into a loan and security agreement (the “SVB Loan Facility”) with Silicon Valley Bank (“SVB”). The terms of the SVB Loan Facility, as amended and restated, provided for: (i) a revolving line of credit not to exceed $25.0 million (“Loan Revolver”), (ii) growth capital advance (“Term Loan”) of $3.9 million and (iii) a letter of credit sublimit of $6.0 million. The Term Loan had a maturity date in December 2022 and bore interest at Prime Rate per annum, payable monthly. The Loan Revolver borrowing capacity was limited to 60% of eligible inventory balances.

In April 2021, the Company entered into an amendment to the SVB Loan Facility, which incurs a facility fee of 0.20% per annum assessed on the daily average undrawn portion of revolving line of credit. In addition, the Loan Revolver letter of credit sublimit increased to $10.0 million and the Loan Revolver borrowing capacity increased to 65% of eligible inventory balances. The Loan Revolver borrowing capacity is reduced by outstanding letters of credit and credit available to the Company from certain credit card facilities, which amounted to $3.1 million and $1.5 million, respectively as of March 31, 2022. The amended Loan Revolver bears an interest rate equal to the greater of prime rate or 3.25% per annum and matures on March 31, 2023. Interest on the Loan Revolver is payable monthly in arrears.

In April 2021, all of the Company’s outstanding amounts under the SVB Term Loan were refinanced directly through the SVB and Hercules Loan Facility (see below). The Company determined the refinance represented an extinguishment of the SVB Term Loan.

The SVB Loan Facility is collateralized by substantially all of the Company’s assets on a first priority basis and contains customary events of default. The SVB Loan Facility includes affirmative, negative, and financial covenants that restrict the Company’s ability to, among other things, incur additional indebtedness, other than permitted indebtedness, enter into mergers or acquisitions, sell or otherwise dispose of assets, pay dividends, or repurchase stock, subject to customary exceptions. The SVB Loan Facility contains certain financial covenants which requires the Company to maintain minimum liquidity of $45.0 million. Minimum liquidity is defined as the sum of the aggregate amount of unrestricted and unencumbered cash deposited with SVB plus amounts available to be drawn under the loan revolver, as adjusted for any outstanding standby letters of credit issued by SVB.

As of March 31, 2022, the Company was in compliance with all covenants and had $5.9 million outstanding under the revolving line of credit. The effective interest rate is 3.85% on the revolving line of credit.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Silicon Valley Bank and Hercules Loan Facility

In April 2021, the Company entered into a Mezzanine Loan and Security Agreement (“SVB and Hercules Loan Facility”) with SVB and Hercules Capital, Inc. (“Hercules”). The availability period runs from the effective date until March 31, 2022, provides for advances of up to $60.0 million. In April 2021, the Company drew $25.0 million, which it used to directly settle the amounts outstanding under the SVB Term Loan and the Triplepoint Loan Facility (see below). In September and December 2021, the Company drew down the remaining additional borrowings of $25.0 million and $10.0 million, respectively. The SVB and Hercules Loan Facility bears an annual interest at the greater of 8.75% or prime plus 5.5%, payable monthly. The principal repayment period commences on November 1, 2022 and continues for 30 monthly installments with an additional final payment equal to 6.75% of the aggregate term loan advances. SVB and Hercules have committed to fund 51.0% and 49.0%, respectively, of all draws made under the SVB and Hercules Loan Facility.

The SVB and Hercules Loan Facility is collateralized on a second priority basis, subordinate to the SVB Loan Facility, by substantially all of the Company’s assets and contains affirmative and negative covenants that restrict the Company’s ability to, among other things, incur additional indebtedness, other than permitted indebtedness, enter into mergers or acquisitions, sell or otherwise dispose of assets, pay dividends or repurchase stock, subject to customary exceptions. The SVB and Hercules Loan Facility does not include any financial covenants, but does contain a subjective acceleration clause in the event that lenders determine that a material adverse change has or will occur within the business, operations, or financial condition of the Company or a material impairment of the prospect of repaying any portion of this financial obligation. In accordance with the loan agreement, SVB and Hercules have been provided with the Company’s periodic financial statements and updated projections to facilitate their ongoing assessment of the Company. The Company believes the likelihood that SVB and Hercules would exercise the subjective acceleration clause is remote, and as a result the SVB and Hercules Loan Facility is classified as Debt, noncurrent on the Company’s balance sheet as of March 31, 2022.

As of March 31, 2022, the Company had an aggregate of $60.0 million outstanding under the SVB and Hercules Loan Facility with effective interest rates ranging from 11.39% to 14.44%. As of March 31, 2022, the Company was in compliance with all covenants.

Atel Loan Facility

In July 2018, the Company entered into an equipment financing arrangement (the “Atel Loan Facility”) with Atel Ventures, Inc. (“Atel”) for funding of machinery and warehouse equipment that will become collateral. The loan agreement contains customary events of default.

As of March 31, 2022, the Company had $1.3 million outstanding on its third draw and $0.2 million outstanding on its fourth draw, which mature in April 2023 and May 2023, respectively. The effective interest rates on the loans are 19.23%. By the end of the equal monthly installments of principal and interest, the principal under each loan will be fully repaid.

Convertible Preferred Stock Warrants

In connection with certain debt agreements, the Company issued to the lenders warrants to purchase shares of convertible preferred stock. All warrants issued permit a cashless exercise at the option of the holder. The Company’s outstanding convertible preferred stock warrants are as follows:

	March 31, 2022
	Lenders	Exercise Price Per Share	Number of Shares	Expiration Date
Series A warrants	SVB	$0.62	51,617	December 2026
Series B warrants	SVB	1.46	107,093	July 2027
Series C warrants	TriplePoint	2.84	264,140	April 2028
Series D warrants	TriplePoint	8.25	200,043	May 2026

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Convertible preferred stock warrants issued with debt may be issued upon entering into an agreement for future funding or upon funding. Convertible preferred stock warrants issued upon entering into an agreement for future funding are capitalized as debt issuance costs and amortized over the period of loan availability. When the warrants are issued upon funding, the initial estimated fair value of the convertible preferred stock warrants is recorded as a convertible preferred stock warrant liability, with an offset to the debt discount associated with the respective loan facility. The debt discount is amortized to interest expense over the repayment period of the loan using the effective-interest method.

Common Stock Warrants

In April 2021, in connection with the SVB and Hercules Loan Facility, the Company issued 213,328 warrants to purchase shares of its common stock at an exercise price of $4.43 per share. The warrants permit a cashless exercise at the option of the holder and expire in April 2033.

The Company determined the fair value of the warrants to be $6.08 per share using the Black-Scholes option pricing model. The fair value of the 213,328 shares initially issuable under the warrants was $1.3 million and was recorded to equity with an offset to the debt discount associated with the loan facility. The debt discount is amortized to interest expense over the term of the loan using the effective-interest method.

6.	Commitments and Contingencies

Merchandise Purchase Commitments

As of December 31, 2021 and March 31, 2022, the Company had obligations to purchase $36.1 million and $35.4 million, respectively, of merchandise.

Letters of Credit

The Company had irrevocable standby letters of credit in the amount of $3.1 million as of December 31, 2021 and March 31, 2022 related to the Company’s operating leases. The letters of credit have expiration dates through January 2029.

Contingencies

The Company records loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company also discloses material contingencies when a loss is not probable but reasonably possible. Accounting for contingencies requires the Company to use judgment related to both the likelihood of a loss and the estimate of the amount or range of loss. Although the Company cannot predict with assurance the outcome of any litigation or non-income-based tax matters, the Company does not believe there are currently any such actions that, if resolved unfavorably, would have a material impact on the Company’s financial position, operating results or cash flows.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

7.	Convertible Preferred Stock

The Company’s outstanding convertible preferred stock consisted of the following as of December 31, 2021 and March 31, 2022 (in thousands, except share and per share data):

	Original Issue Price	Shares Authorized	Shares Outstanding	Net Carrying Value	Liquidation Preference
Series Seed	$0.6168	8,242,152	8,242,152	$3,943	$5,084
Series A	0.6168	12,015,184	11,963,567	5,240	7,379
Series B	1.4642	10,789,890	10,682,797	15,545	15,642
Series C	2.8394	13,295,062	13,030,922	36,917	37,000
Series C-1	3.7244	7,273,640	7,273,640	27,003	27,090
Series D	8.2482	17,173,437	16,973,394	136,618	140,000
Series D-1	10.6703	4,518,724	4,518,724	48,146	48,216
Series D-2	7.2738	12,373,174	12,373,174	89,638	90,000
Series E	9.9578	12,552,973	12,552,973	124,868	125,000

Total		98,234,236	97,611,343	$487,918	$495,411

8.	Backstop Funding Agreement and Contingently Redeemable Convertible Common Stock

On March 31, 2022, the Company entered into the Backstop Subscription Agreement with VGAC II and the Backstop Investor pursuant to which, among other things, the Backstop Investor subscribed for and purchased, and the Company issued and sold to the Backstop Investor, on the date of the Subscription Agreement, the Backstop Tranche 1 Shares.

Immediately prior to closing of the Mergers (see Note 1, Description of Business), the Backstop Investor has the right to redeem all or a portion of the Backstop Tranche 1 Shares in cash for the original purchase price, to the extent that aggregate cash in the VGAC II trust account, after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Merger, exceeds $22.5 million.

In addition, pursuant to the Backstop Subscription Agreement, among other things, the Backstop Investor agreed to subscribe for and purchase, on the closing date of the Mergers, certain shares of New Grove class A common stock at a purchase price of $10.00 per share (“Backstop Tranche 2 Shares”) for aggregate gross proceeds in an amount equal to (x) $22.5 million minus (y) the amount of aggregate cash in VGAC II’s trust account, after deducting any amounts paid to VGAC II shareholders that exercise their redemption rights in connection with the Mergers.

The Backstop Subscription Agreement provides that immediately following the closing of the Mergers, New Grove will issue to the Backstop Investor a number of warrants to purchase New Grove class A common stock (each warrant exercisable to purchase one share of New Grove class A common stock for $0.01) (such warrants the “Backstop Warrants”). The number of Backstop Warrants issued shall be determined on a fully diluted basis, as of immediately following the closing of the business combination, based in part of the level of redemptions by VGAC II shareholders. No Backstop Warrants have been issued as of March 31, 2022, as the number of Backstop Warrants to be issued will be determined immediately following the closing of the Mergers.

The Backstop Subscription Agreement also provides that New Grove will issue additional shares of New Grove class A common stock to the Backstop Investor if the volume weighted average price of New Grove class A common stock is less than $10.00 during the 10 trading days commencing on the first trading date after New Grove’s first quarterly earnings call for a fiscal quarter that ends following the closing of the Mergers (“Additional Shares”). No such Additional Shares have been issued as of March 31, 2022.

In the event that the Mergers are terminated pursuant to the Agreement and Plan of Merger without the proposed transactions having been completed (“Event of Termination”), then (a) the Company has agreed to issue to the Backstop Investor certain warrants that are exercisable for shares of the Company’s common stock, (b) the Backstop Tranche 1 Shares will automatically convert, in certain circumstances, into shares of the Company’s preferred stock and (c) the Company will be subject to certain repurchase obligations with respect to the Backstop Tranche 1 Shares.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The Company determined that the Backstop Tranche 1 Shares was the only instrument issued at inception because the issuance of any Backstop Tranche 2 Shares is a commitment between VGAC II and the Backstop Investor. In addition, the future issuance of (a) Penny Warrants and (b) Additional Shares are contingent on the closing of the Merger and will be issued by VGAC II or New Grove. The Company determined that the Backstop Subscription Agreement was akin to a debt-like host and identified the following embedded features: (i) redemption feature related to the Backstop Tranche 1 Shares in cash; and (ii) the Event of Termination feature, where both features did not require bifurcation. The redemption feature was concluded to be clearly and closely related to the debt-like host. The occurrence of the Event of Termination feature was considered remote and the value associated with this feature was determined to be de-minimis. Accordingly, the Company recorded the proceeds received of $27.5 million, net of issuance costs, within mezzanine (or temporary) equity on its balance sheet. The Company has classified the Backstop Tranche 1 Shares as mezzanine (or temporary) equity on its balance sheet because as of March 31, 2022, the Backstop Tranche 1 Shares are contingently redeemable upon the occurrence of certain events not solely within the control of the Company that allow for the effective redemption of such shares in cash at the option of the holder. The Backstop Tranche 1 Shares have been recorded at carrying value because a liquidation event was not deemed probable as of March 31, 2022.

9.	Stock-Based Compensation

Equity Incentive Plan

In 2016, the Company adopted the 2016 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of stock-based awards to employees, directors and consultants under terms and provisions established by the Board of Directors. The number of shares authorized for issuance under the Plan was 31,745,219 as of December 31, 2021 and March 31, 2022, respectively, of which 910,660 shares and 1,469,486 shares, respectively, were available for grant.

Stock option activity under the Plan is as follows (in thousands, except share and per share amounts):

	Options Outstanding
	Number of Options	Weighted– Average Exercise Price	Weighted- Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance – December 31, 2021	23,708,957	$3.05	7.99	$125,429
Exercised	(73,920)	$2.35
Forfeited and expired	(1,789,281)	$3.27

Balance – March 31, 2022	21,845,756	$3.03	7.70	$78,980

Options vested and exercisable – March 31, 2022	12,539,154	$2.00	7.03	$57,573

The weighted-average grant date fair value of options granted during the three months ended March 31, 2021 was $4.48 per share. No options were granted during the three months ended March 31, 2022. The total grant date fair value of options that vested during the three months ended March 31, 2021 and 2022 was $2.4 million and $4.4 million, respectively. The aggregate intrinsic value of options exercised during the three months ended March 31, 2021 and 2022 was $1.2 million and $0.4 million, respectively. The aggregate intrinsic value is the difference between the current fair value of the underlying common stock and the exercise price for in-the-money stock options.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Early Exercise of Employee Options

The Company allows certain employees to exercise options granted under the Plan prior to vesting in exchange for shares of restricted common stock. The unvested shares, upon termination of employment, are subject to repurchase by the Company at the original purchase price. The proceeds are recorded in other current liabilities in the balance sheets at the time of the early exercise of stock options and reclassified to common stock and additional paid-in capital as the Company’s repurchase right lapses (i.e., as the underlying stock options vest). No shares of common stock were issued due to early exercise of unvested stock options during the three months ended March 31, 2021 and 2022. As of December 31, 2021 and March 31, 2022, the aggregate price of the restricted common stock subject to repurchase was $0.2 million and $32 thousand, respectively. A summary of the restricted common stock is as follows:

	Number of Options	Weighted– Average Exercise Price
Outstanding and unvested as of December 31, 2021	69,513	$2.25
Vested	(55,450)	2.25

Outstanding and unvested as of March 31, 2022	14,063	$2.25

Determination of Fair Value

The fair value of stock option awards granted to employees was estimated at the date of grant using the Black-Scholes option-pricing model, with the following assumptions:

Three Months Ended March 31,
2021
Fair value of common stock	$5.95
Expected term (in years)	5.0 – 6.10
Volatility	73.66% – 75.19%
Risk-free interest rate	0.50% – 0.69%
Dividend yield	—

Stock Option Modifications

During the three months ended March 31, 2022, the Company modified options held by former and existing employees to extend the post termination exercise period of the awards from 60 days to 2 or 10 years after termination. The modification resulted in incremental fair value of $1.1 million which was immediately recognized as stock-based compensation expense.

Market-Based Stock Options

In February 2021, the Company granted 864,910 stock options with market and performance-based vesting criteria with an exercise price of $4.43 per share. 100% of awards vest upon valuation of the Company’s stock at a stated price upon occurrence of specified transactions. Fair value was determined using the probability weighted expected term method (“PWERM”), which involves the estimation of future potential outcomes as well as values and probabilities associated with each potential outcome. Two potential scenarios were used in the PWERM that utilized 1) the value of the Company’s common equity, and 2) a Monte Carlo simulation to specifically value the award. The total grant date fair value of the award was determined to be $5.5 million. As of March 31, 2022, the Company believes that the specified transactions were not deemed probable of occurring and accordingly, no expense was recognized related to this option award.

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Performance-Based Restricted Stock Units

Performance-based restricted stock units activity under the Plan is as follows (in thousands, except share and per share amounts):

	Number of shares	Weighted– Average Grant Date Fair Value Per Share
Unvested – December 31, 2021	1,511,191	$8.62
Granted	1,802,790	7.19
Forfeited	(572,335)	8.25

Unvested – March 31, 2022	2,741,646	$7.76

RSUs contain vesting conditions based on continuous service and the occurrence of a specified liquidity event, which is considered a performance condition. The performance condition is satisfied upon the consummation of (i) an initial underwritten public offering of the Company’s common stock; (ii) a change in control event, or (iii) a merger, consolidation or similar transaction in which the Company’s common stock outstanding immediately preceding such transaction are converted or exchanged into securities that are publicly-traded on an established exchange (the “Liquidity Event”), provided that the Liquidity Event occurs prior to the fifth anniversary of the grant date and the recipient continues to provide service to the Company on such date. No compensation expense is recognized for the RSUs until the performance condition is achieved; at which time the cumulative compensation expense will be recognized using the accelerated attribution method from the grant date.

Stock-Based Compensation Expense

For the three months ended March 31, 2021 and 2022, the Company recognized a total of $3.5 million and $4.5 million of stock-based compensation expense, respectively. Stock-based compensation expense was predominately recorded in selling, general and administrative expenses in the statements of operations for each period presented. As of March 31, 2022, the total unrecognized compensation expense related to unvested options was $34.9 million, which the Company expects to recognize over an estimated weighted average period of 2.3 years.

10.	Net Loss Per Share Attributable to Common Stockholders

The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis):

	Three Months Ended March 31,
	2021	2022
Convertible preferred stock	98,029,647	98,029,647
Contingently redeemable convertible common stock	—	2,350,427
Common stock options	22,273,364	21,845,756
Restricted stock units	—	2,741,646
Convertible preferred stock warrants	625,629	625,629
Common stock warrants	561,851	585,321
Shares subject to repurchase	468,764	14,063

Total	121,959,255	126,192,489

Grove Collaborative, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

11.	Subsequent Events

Subsequent events have been evaluated through May 17, 2022 which is the date these condensed financial statements were available to be issued.

In April 2022, the Company’s Board of Directors authorized an increase in the number of shares authorized for issuance under the Plan by 3,500,000 shares.

Exhibit 99.3

Grove Collaborative Announces Fiscal First Quarter 2022 Financial Results and Provides Updated Guidance

Releases Annual Plastic Scorecard and Sustainability Report

SAN FRANCISCO, CA — June 2, 2022 — Grove Collaborative, Inc. (“Grove” or “the Company”), a certified B Corp™ and leading sustainable consumer products company, today reported financial results for its fiscal first quarter ended March 31, 2022.

Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company sponsored by Virgin Group, previously announced that they entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

Fiscal First Quarter 2022 Financial Highlights:

•	Net revenue of $90.5 million, down 11% year-over-year

•	Gross margin of 47.2%, down 380 basis points year-over-year

•	Net loss margin of (52.4)%, as compared to (37.1)% in the first quarter of 2021

•	Adjusted EBITDA margin(1) of (43.8)%, as compared to (30.7)% in the first quarter of 2021

(1)

Adjusted EBITDA margin is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information. A reconciliation to the most comparable GAAP measure can be found in the tables at the end of this press release.

Stuart Landesberg, Chief Executive Officer of Grove, said, “Our strategy to accelerate our omnichannel presence served us well in the first quarter, a period in which we continued to see headwinds in direct-to-consumer (“DTC”) driven by media cost inflation and consumers returning to physical retail. While revenues were down year-over-year on a difficult comparison against our largest sales quarter on record in the first quarter of 2021, we are pleased to report strong retail sales as we deepened our relationship with Target and shipped into our second retail partner, a leading omnichannel retailer with over 1,100 stores. Furthermore, we continued to strengthen our leadership position in zero-waste and plastic-free products as evidenced by the record high revenue mix in the quarter of Grove Brands products and through the expansion into a new category with our launch of Peach Kids, the first-ever 100% plastic-free hair and body care line for kids.”

Landesberg continued, “The secular tailwinds powering the move away from plastic are long term and growing across the industry, and Grove is leading the charge. Our brand awareness continues to grow, and our innovative assortment of sustainable products combined with strategic initiatives to drive both diversification in revenue and growth in profitability lay a strong foundation for success as we prepare to become a public company. We are confident that as the environment normalizes, we will be positioned for long term profitable growth. We look forward to partnering with VGII on our mission to transform the use of consumer products into a force for human and environmental good, creating value for all stakeholders.”

Other Fiscal First Quarter 2022 Highlights:

•	DTC net revenue per order was $55.14 in the first quarter of 2022, down slightly from $55.99 in the first quarter of 2021

•	Grove Brand products represented 51.7% of net revenue in the first quarter of 2022, an increase of 60 basis points from 51.1% in the first quarter of 2021

•

During the quarter, the Company launched Peach Kids, the first-ever 100% plastic-free personal care line exclusively for kids, following the successful initial launch of Peach Not Plastic in 2020 and marking entry into the kids’ category

•

In the first quarter, 58% of Grove Brands net revenue came from zero-plastic, re-usable product models and zero plastic waste alternative products, meeting the Company’s Beyond Plastic™ standard, up from 43% in the first quarter of 2021

•

Grove believes measuring plastic intensity (pounds of plastic per $100 in revenue) enables the Company to decouple its plastic footprint from its revenue growth and truly pin its success to plastic reduction

•	Across the Grove.co site, plastic intensity was 1.16 pounds of plastic per $100 in revenue in the first quarter of 2022 as compared to 1.37 in the first quarter of 2021

•	Across all Grove-owned brands, plastic intensity was 0.94 pounds of plastic per $100 in revenue in the first quarter of 2022 as compared to 1.15 in the first quarter of 2021

•

During the first quarter, the Company announced the appointment of Chairman of the Board, John Replogle, former CEO of Burt’s Bees and Seventh Generation, two of the industry-defining brands in the natural products space

•

In the first quarter, Grove announced a company-wide reorganization which included a reduction in workforce of approximately 17% of corporate employees to reduce operating expenses and strengthen key areas across the business

•	In connection with the reorganization, the Company recorded charges totaling $1.6 million in the first quarter

•

The Company strengthened its balance sheet with a new $50 million redemption backstop agreement with an affiliate of VGII, designed to provide additional liquidity to pursue growth. This agreement underpins VGII’s commitment to the strategic business combination with Grove and to its mission. More details can be found here.

Subsequent Events:

On April 11, 2022, Sergio Cervantes joined Grove as Chief Financial Officer, enhancing the senior leadership team. Cervantes came to Grove with significant financial executive experience in global consumer products, including 18 years with Unilever and four years at Gillette. More details can be found here.

On May 31, 2022, Grove published its annual Plastic Scorecard and Sustainability Report which can be found at grove.co/sustainabilityreport2021 and grove.co/plasticscorecard, respectively. Highlights include the following:

•	The Company reached its goal to plant 1 million trees across the U.S. in partnership with the Arbor Day Foundation, months ahead of its year end goal.

•

Through its environmental impact shop, a unique offering launched in August 2021 that lets customers amplify the impact of every order, Grove customers have funded the planting of over 50,000 additional trees to support California wildfire restoration along with over 25,000 acres of rainforest conservation and 300,000 pounds of plastic collected in India.

Financial Outlook:

“We have identified and are implementing strategies to proactively manage expenses and cash burn, while remaining nimble and capital efficient as we pursue the attractive long-term opportunity to drive accelerated growth and profitability. As part of these efforts and in light of the uncertain macro environment, continued inflationary pressure, and consumer behavior that is reverting to pre-pandemic levels earlier than anticipated, we are revising our outlook. We remain highly focused on maximizing the power of our direct-to-consumer business, accelerating our retail expansion, and increasing efficiency in our marketing and corporate structure. We are seeing great success as we enter new retail distribution and have taken steps to right-size the overall business, and we will continue to focus on reducing operating expenses in the medium term. We have pulled back on advertising spend both in light of media cost inflation and as we focus on evolving our direct-to-consumer business to make it easier for consumers to use Grove.co, either on subscription or through a more traditional ecommerce experience. We believe these strategic actions will position us well to create long-term value for all stakeholders,” stated Sergio Cervantes, Chief Financial Officer.

Based on performance to date and current expectations, we are updating the outlook given in our December 2021 investor presentation as follows:

For the 12-month period ending December 31, 2022, we now expect:

•	Net revenue of $300 to $310 million

•	Adjusted EBITDA margin(1) of (29)% to (32)%

For the 12-month period ending December 31, 2023, we now expect:

•	Net revenue of $300 to $310 million

•	Adjusted EBITDA margin(1) of (13)% to (16)%

For the 12-month period ending December 31, 2024, we now expect:

•	Net revenue of $330 to $360 million

•	Adjusted EBITDA margin(1) of greater than 0%

(1)	Adjusted EBITDA margin is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information.

About Grove Collaborative

Launched in 2016 as a Certified B Corp, Grove Collaborative is transforming consumer products into a positive force for human and environmental good. Driven by the belief that sustainability is the only future, Grove creates and curates over 150 high-performing eco-friendly brands of household cleaning, personal care, laundry, clean beauty, baby and pet care products serving millions of households across the U.S. each year. With a flexible monthly delivery model and access to knowledgeable Grove Guides, Grove makes it easy for everyone to build sustainable routines.

Every product Grove offers — from its flagship brand of sustainably powerful home care essentials, Grove Co., plastic-free, vegan personal care line, Peach Not Plastic, and zero-waste pet care brand, Good Fur, to its exceptional third-party brands — has been thoroughly vetted against strict standards to be uncompromisingly healthy, beautifully effective, ethically produced and cruelty-free. Grove Collaborative is a public benefit corporation on a mission to move Beyond Plastic™ and in 2021, entered physical retail for the first time at Target stores nationwide, making sustainable home care products even more accessible. Grove is the first plastic neutral retailer in the world and is committed to being 100% plastic-free by 2025. For more information, visit www.grove.com.

On December 7, 2021, Grove and Virgin Group Acquisition Corp. II (“VGII”) (NYSE: VGII), a publicly traded special purpose acquisition company sponsored by Virgin Group, entered into a definitive business combination agreement that will result in Grove becoming a public company. Upon closing of the transaction, the combined company will continue to operate under the Grove name and will be listed on the NYSE under the new “GROV” ticker symbol.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination is set forth in VGII’s definitive proxy statement/prospectus. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC.

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Non-GAAP Financial Measures

Some of the financial information and data contained in this press release, such as adjusted EBITDA and adjusted EBITDA margin, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to revenue, operating income, profit before tax, net income or any other performance measures derived in accordance with GAAP. A reconciliation of historical adjusted EBITDA to Net Income is provided in the tables at the end of this press release. The reconciliation of projected adjusted EBITDA and adjusted EBITDA Margin to the closest corresponding GAAP measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity, and low visibility with respect to the charges excluded from these non-GAAP measures, such as the impact of depreciation and amortization of fixed assets, amortization of internal use software, the effects of net interest expense (income), other expense (income), and non-cash stock based compensation expense. Grove believes these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Grove’s financial condition and results of operations. Grove’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Grove believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Grove’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Grove does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Grove’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies.

We calculate adjusted EBITDA as net loss, adjusted to exclude: (1) stock-based compensation expense; (2) depreciation and amortization; (3) remeasurement of convertible preferred stock warrant liability; (4) interest expense; (5) provision for income taxes; and (6) restructuring expenses. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

Grove Collaborative, Inc.

Balance Sheets

(In thousands)

	December 31,	March 31,
	2021	2022
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$78,376	$74,428
Inventory, net	54,453	50,559
Prepaid expenses and other current assets	8,104	11,264

Total current assets	140,933	136,251
Property and equipment, net	15,932	16,095
Operating lease right-of-use assets	21,214	20,471
Other long-term assets	4,394	5,550

Total assets	$182,473	$178,367

Liabilities, Convertible Preferred Stock, Contingently Redeemable Convertible Common Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$21,346	$31,822
Accrued expenses	20,651	24,208
Deferred revenue	11,267	11,426
Operating lease liabilities, current	3,550	3,724
Other current liabilities	1,650	894
Debt, current	10,750	16,720

Total current liabilities	69,214	88,794
Debt, noncurrent	56,183	50,034
Operating lease liabilities, noncurrent	20,029	19,090
Other long-term liabilities	5,408	3,924

Total liabilities	150,834	161,842

Convertible preferred stock	487,918	487,918
Contingently redeemable convertible common stock	—	27,473

Stockholders’ deficit:
Common stock	1	1
Additional paid-in capital	33,863	38,660
Accumulated deficit	(490,143)	(537,527)

Total stockholders’ deficit	(456,279)	(498,866)

Total liabilities, convertible preferred stock, contingently redeemable convertible common stock and stockholders’ deficit	$182,473	$178,367

Grove Collaborative, Inc.

Statements of Operations

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2022
Revenue, net	$102,220	$90,479
Cost of goods sold	50,028	47,742

Gross profit	52,192	42,737
Operating expenses:
Advertising	35,636	32,793
Product development	5,162	6,240
Selling, general and administrative	47,538	50,970

Operating loss	(36,144)	(47,266)

Interest expense	963	2,087
Other expense (income), net	776	(1,992)

Interest and other expense, net	1,739	95

Loss before provision for income taxes	(37,883)	(47,361)
Provision for income taxes	12	23

Net loss	$(37,895)	$(47,384)

Grove Collaborative, Inc.

Statements of Cash Flows

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2022
Cash Flows from Operating Activities
Net loss	$(37,895)	$(47,384)
Adjustments to reconcile net loss to net cash used in operating activities:
Remeasurement of convertible preferred stock warrant liability	932	(1,886)
Stock-based compensation	3,460	4,460
Depreciation and amortization	1,128	1,410
Non-cash interest expense	97	195
Inventory reserve	383	856
Other non-cash expenses	—	8
Changes in operating assets and liabilities:
Inventory	(8,996)	3,038
Prepaids and other assets	(2,889)	(3,312)
Accounts payable	7,181	10,287
Accrued expenses	6,024	2,917
Deferred revenue	2,442	159
Operating lease right-of-use assets and liabilities	26	(22)
Other liabilities	155	(229)

Net cash used in operating activities	(27,952)	(29,503)

Cash Flows from Investing Activities
Purchase of property and equipment	(1,262)	(1,352)

Net cash used in investing activities	(1,262)	(1,352)

Cash Flows from Financing Activities
Proceeds from issuance of contingently redeemable convertible common stock	—	27,500
Payment of deferred offering and convertible preferred stock issuance costs	(151)	(489)
Repayment of debt	(682)	(275)
Proceeds from exercise of stock options	290	171
Repurchase of common stock	(297)	—

Net cash provided (used in) by financing activities	(840)	26,907

Net decrease in cash and cash equivalents	(30,054)	(3,948)
Cash and cash equivalents at beginning of period	176,523	78,376

Cash and cash equivalents at end of year period	$146,469	$74,428

Grove Collaborative, Inc.

Non-GAAP Financial Measures

(In thousands)

(unaudited)

	Three Months Ended March 31,
	2021	2022
Reconciliation of Net Loss to Adjusted EBITDA
Net loss	$(37,895)	$(47,384)
Stock-based compensation	3,460	4,460
Depreciation and amortization	1,128	1,410
Remeasurement of convertible preferred stock warrant liability	932	(1,886)
Interest expense	963	2,087
Restructuring expenses	—	1,636
Provision for income taxes	12	23

Total Adjusted EBITDA	$(31,400)	$(39,654)

Net loss margin	(37.1)%	(52.4)%
Adjusted EBITDA margin	(30.7)%	(43.8)%

Investor Relations Contact:

Alexis Tessier

ir@grove.co

Media Relations Contact:

Meika Hollender

meika@grove.co